Execution Version

TRILOGY INTERNATIONAL PARTNERS LLC,
TRILOGY INTERNATIONAL FINANCE INC.,
THE GUARANTORS
named herein
and
WELLS FARGO BANK, NATIONAL ASSOCIATION,
AS TRUSTEE AND AS COLLATERAL AGENT __________________________

INDENTURE
Dated as of May 6, 2016 __________________________
13.375% Senior Secured Notes due 2019

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            INDENTURE, dated as of May 6, 2016, among Trilogy International Partners LLC, a Washing- ton limited liability company (the “Company”), Trilogy International Finance Inc., a Delaware corpora- tion (the “Co-Issuer” and, together with the Company, the “Issuers,” and each individually, an “Issuer”), the Guarantors (as hereinafter defined) party hereto from time to time and Wells Fargo Bank, National Association, a national banking association, organized and existing under the laws of the United States of America, as Trustee and as Collateral Agent (each as defined below).

            Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders.

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

            SECTION 1.01.        Definitions.

            “2degrees” means Two Degrees Mobile Limited, a New Zealand limited company.

            “Acquired Indebtedness” means Indebtedness of a Person or any of its Restricted Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

            “Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “controlled” has a meaning correlative thereto.

            “After-Acquired Property” has the meaning set forth in Section 12.01(c) .

            “Agent” means any Registrar, Paying Agent or agent for service of notices and demands.

            “amend” means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and “amendment” shall have a correlative meaning.

            “Applicable Premium” means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note on November 15, 2016 (such redemption price being that described in the Note) plus (2) all required remaining scheduled interest payments due on such Note through November 15, 2016 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided, however, that such calculation shall not be a duty or obligation of the Trustee.

            “Applicable Procedures” means, with respect to any transfer or transaction involving a Temporary Regulation S Global Note or a beneficial interest therein, the rules and procedures of the Depository for such a Temporary Regulation S Global Note, to the extent applicable to such transaction and as in effect from time to time.

            “asset” means any asset or property.

            “Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

            “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company (other than Capital Stock required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include:

            (a)        a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million;

            (b)        the sale, lease, conveyance, disposition, assignment or other transfer of all or substantially all of the assets of the Company or any Restricted Subsidiary as permitted by Section 5.01;

            (c)        any Restricted Payment permitted by Section 4.07 or that constitutes a Permitted Investment;

            (d)        the sale, servicing or other disposition of Receivables, in the ordinary course of business;

            (e)        any transfers, disposals or replacements of obsolete or worn out equipment;

            (f)        the sale of structured settlement contracts, annuity contracts, or other similar contractual obligations, in the ordinary course of business;

            (g)        the sale of life settlements, life contingent receivables (whether in respect of structured settlements, annuities or otherwise), insurance proceeds or similar, related or ancillary assets to a non-Affiliate of the Company;

            (h)        to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in the business permitted to be conducted by the Company and its Restricted Subsidiaries hereunder, or any business that is similar, reasonably related, incidental or ancillary thereto;

            (i)        the sale, lease or other disposition of equipment, inventory or other assets in the ordinary course of business;

            (j)        the lease, assignment or sublease of any real or personal property or spectrum in the ordinary course of business;

            (k)        an issuance of Capital Stock by a Restricted Subsidiary to the Company or to an- other Restricted Subsidiary or to a minority equity holder in such Subsidiary or as required by law or the terms of any license or concession;

            (l)        sales of assets received by the Company or any Restricted Subsidiary upon the foreclosure on a Lien granted in favor of the Company or any Restricted Subsidiary;

            (m)        a disposition resulting from the bona fide exercise by any government authority of its claimed or actual power of eminent domain to the extent that the property subject thereof is not material to the operations of the Person affected thereby;

            (n)        any disposition of assets subject to a Lien securing Indebtedness of an Unrestricted Subsidiary permitted by the provisions of this Indenture that is transferred to the lienholder or its designee in satisfaction or settlement of the lienholder’s claim or a realization upon such Lien by such lienholder;

            (o)         any disposition by reason of the issuance of directors’ qualifying shares (or equivalent securities) or investments by foreign nationals, in each case in a nominal amount, mandated by applicable law;

            (p)        any disposition of contract and license rights, development rights, leases and market data made in connection with the development of Telecommunications Assets or a Telecommunications Business and prior to the commencement of commercial operation of such Tele- communications Business for reasonable value as determined in good faith by the Board of Directors; and

            (q)        any sale or other disposition of cash or any cash equivalents. For the avoidance of doubt, it is understood and agreed that any repayment of any Pledged Indebtedness (or any other intercompany Indebtedness) to the Company or any Restricted Subsidiary shall not constitute an Asset Sale.

             “Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

            “Board of Directors” means, as to any Person, the board of directors, management committee (or similar governing body) of such Person or any duly authorized committee thereof.

            “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary or other duly authorized representative of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

            “Capital Stock” means:

            (1)        with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including, without limitation, each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

            (2)        with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

            “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

            “Cash Equivalents” means:

            (1)        marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

           (2)        marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing with- in one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

            (3)        commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

            (4)        certificates of deposit, time deposits, or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million and similar short-term investments;

            (5)        repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

            (6)        investments in money market funds or investment companies registered under the Investment Company Act of 1940, which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

            “CFC” means a controlled foreign corporation within the meaning of Section 957 of the Code.

            “Change of Control” means the occurrence of one or more of the following events:

            (1)        any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of this Indenture) (other than to the Permitted Holders or to a Group controlled by any Permitted Holders or to any entity controlled by any Permitted Holders, or a NuevaTel Transaction, in compliance with Section 5.01);

            (2)        the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of this Indenture) (other than a transaction that is in compliance with Section 5.01);

            (3)        any Person or Group (other than the Permitted Holders, a Group controlled by any Permitted Holder or any entity controlled by any Permitted Holder formed for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficial- ly, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company;

            (4)        the replacement of a majority of the Board of Directors of the Company over a two-year period from the members who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or

            (5)        the Permitted Holders fail to (i) own, directly or indirectly, beneficially, shares representing more than 40% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company, and (ii) have the right to elect a majority of the members of the Board of Directors of the Company.

For the avoidance of doubt, a NuevaTel Transaction shall not constitute a Change of Control.

            “Code” means the Internal Revenue Code of 1986, as amended from time to time. Section references to the Code are to the Code as in effect at the Issue Date and any subsequent provisions of the Code amendatory thereof, supplemental thereto or substituted therefor.

            “Collateral” means all “Collateral” as such term is defined in the Pledge Agreement and all other assets pledged from time to time to secure the Obligations under the Notes, this Indenture and the Security Documents.

            “Collateral Agent” means Wells Fargo Bank, National Association, acting as collateral agent for the Secured Parties, until a successor replaces it pursuant to this Indenture and thereafter means the successor.

            “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

            “Consolidated Depreciation of Fixed Assets” means, with respect to any Person the expenses associated with depreciation of fixed assets of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

            “Consolidated EBITDA” means, with respect to any Person, for any period the sum (without duplication) of:

            (1)        Consolidated Net Income; and

            (2)        to the extent Consolidated Net Income has been reduced thereby,

            (a)        all income taxes, asset and capitalization taxes, and franchise or similar taxes of such Person and its Restricted Subsidiaries and Permitted Tax Distributions to the extent paid by such Person or accrued in accordance with GAAP for such period;

            (b)        Consolidated Interest Expense;

            (c)        amortization and accretion expense;

            (d)        Consolidated Depreciation of Fixed Assets;

            (e)        (i) reasonable fees, expenses and charges related to the Transactions (including, without limitation, the refinancing of any Indebtedness in connection therewith), any Permitted Investment, any Public Equity Offering, any acquisition, disposition, reorganization or restructuring by the Company or any of its Restricted Subsidiaries, or any incurrence by the Company or any of its Restricted Subsidiaries of any Indebtedness permitted to be incurred by this Indenture (in each case, whether or not successful) and (ii) any net losses attributable to early extinguishment of Indebtedness in connection with the consummation of the Transactions, including, without limitation, as a result of net losses in connection with the termination of Interest Swap Obligations; and

            (f)        any other non-cash charges or losses (including, without limitation, (x) any write offs or write downs of goodwill or amortization or write-offs of deferred financing costs and (y) unrealized losses in respect of currency or hedging transactions, each reducing Consolidated Net Income for such period) except to the extent that any such non-cash charges represent an accrual or reserve for potential cash items in any future period, less any non-cash items increasing Consolidated Net Income for such period (other than the accrual of revenue in the ordinary course of business).

            Solely for the purposes of calculating the Consolidated Leverage Ratio or Senior Secured Lever- age Ratio in determining any Person’s ability to incur Indebtedness (whether secured or unsecured) under the provisions of this Indenture, as applicable, Consolidated EBITDA of any Person and its Restricted Subsidiaries shall be determined on the basis of such Person’s proportionate equity ownership interest in the referent Person and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of such Person. For all other purposes under this Indenture, Consolidated EBITDA and Consolidated Net Income of any Person shall include 100% of the Consolidated EBITDA and Consolidated Net In- come of such Person and each of its Consolidated Restricted Subsidiaries.

            “Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

            (1)        the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including with- out limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) the interest portion of any deferred payment obligation; (d) interest on Indebtedness guaranteed by such Person; and (e) accrued dividends on Disqualified Capital Stock, whether or not declared or paid; and (g) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities; and

            (2)        the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

            “Consolidated Leverage Ratio” means, with respect to any Person, the ratio of (i) Consolidated Total Indebtedness of such Person outstanding as of the most recently available quarterly or annual balance sheet ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio for which financial statements are available (the “Transaction Date”) to (ii) the product of (x) two and (y) Consolidated EBITDA of such Person for the latest two fiscal quarters, immediately prior to the Transaction Date (the “Relevant Period”). In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Total Indebtedness” and “Consolidated EBITDA” shall be calculated after giving effect on a pro forma basis for the period of such calculation to any Asset Sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including, without limitation, any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including, without limitation, any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets or Per- son which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Relevant Period) occurring during the Relevant Period or at any time subsequent to the last day of the Relevant Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including, without limitation, the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Relevant Period, it being understood that, notwithstanding clause (3) of the definition of “Consolidated Net Income,” the net income of any Person accrued during the Relevant Period and prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any of its Restricted Subsidiaries, in any case in connection with any such Asset Acquisition, shall be included in any such pro forma calculation. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the pre- ceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

            “Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication):

            (1)        gains or losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

            (2)        gains or losses, net of tax, classified as extraordinary, discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) or cumulative effect of a change in accounting principle;

            (3)        the net income of any Person accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

            (4)        [reserved];

            (5)        the net income of any Person, other than a Consolidated Restricted Subsidiary of the referent Person, except to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such other Person;

            (6)        any restoration to income or loss of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time fol- lowing the Issue Date;

            (7)        in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings or losses of the successor corporation prior to such consolidation, merger or transfer of assets;

            (8)        any impairment charge or asset write-off and the amortization of intangibles arising pursuant to GAAP shall be excluded;

            (9)        any income taxes accrued in accordance with GAAP less all cash income tax payments made by the Company or any Restricted Subsidiary during such period;

            (10)      the impact of any purchase accounting adjustments made in accordance with SFAS 141 and SFAS 142 as in effect on the Issue Date that resulted in the step-up in basis or in- crease in book value of certain assets that ultimately resulted in reduced GAAP net income; and

            (11)      any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards.

            In addition, Consolidated Net Income shall be reduced by the amount of Permitted Tax Distributions to the extent paid by such Person or accrued in accordance with GAAP for such period.

            “Consolidated Restricted Subsidiary” means, with respect to any Person, a Restricted Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

            “Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (without duplication) (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all outstanding Disqualified Capital Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Capital Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

            “Contingent Obligation” means, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to pur- chase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) other- wise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; pro- vided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

            “Currency Agreement” means any spot or foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

            “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

            “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

            “Definitive Note” means a certificated Note bearing, if required, the appropriate restricted securities legend set forth in Section 2.16(e) .

            “Depository” means The Depository Trust Company, its nominees and their respective successors.

            “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Company’s Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions (other than through such member’s equity ownership in the Company or its Subsidiaries) or is not an Affiliate, or an officer, director or employee of any Person (other than the Company) who has any direct or indirect financial interest in or with respect to such transaction or series of related transactions (other than through such member’s equity ownership in the Company or its Subsidiaries).

            “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes. For all purposes under this Indenture, the Specified Capital Stock will not be deemed Disqualified Capital Stock.

            “Distribution Compliance Period,” with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (i) the day on which such Notes are first offered to Persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S and (ii) the Issue Date with respect to such Notes.

            “Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States or any state thereof or the District of Columbia.

            “Equity Interests” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including, without limitation, any preferred stock, any limited or general partnership interest and any limited liability company membership interest.

            “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

            “Excluded Subsidiary” means (a) any Subsidiary that is not a Wholly Owned Subsidiary, (b) any Domestic Restricted Subsidiary that is (i) a Subsidiary of a Foreign Subsidiary that is a CFC or (ii) a FSHCO, (c) any Subsidiary of which the Company directly owns less than 5% of such Subsidiary’s total issued and outstanding equity interests, or (d) any Subsidiary that is a CFC.

            “Existing Notes” means the Issuers’ 10.250% Senior Secured Notes due 2016.

            “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

            “Foreign Subsidiary” means a Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

            “FSHCO” means any direct or indirect Domestic Restricted Subsidiary that has, directly or indirectly through other Subsidiaries, no material assets other than the Capital Stock of one or more CFCs.

            “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Account- ants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date; provided, however, that if the Company determines in good faith that it is permitted or required to use International Financial Reporting Standards (“IFRS”), under applicable financial and accounting rules and regulations, the Company may convert to such accounting principles in lieu of GAAP, and upon any such conversion, the Company may elect that references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Indenture); provided, further, that any calculation or determination in this Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuers’ conversion to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuers shall give notice of any such conversion or election made in accordance with this definition to the Trustee and the Holders of the Notes.

            “Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

            “Guarantor” means (1) Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Partners II LLC, Trilogy International Enterprises, LLC and Trilogy International Marketing LLC and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of this Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Note Guarantee is released in accordance with the terms of this Indenture.

            “Holder” means any person in whose name a Note is registered on the books of the Registrar.

            “Indebtedness” means with respect to any Person, without duplication,

            (1)        all Obligations of such Person for borrowed money;

            (2)        all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

            (3)        all Capitalized Lease Obligations of such Person;

            (4)        all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

            (5)        all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that are required to be classified as a liability in accordance with GAAP;

            (6)        guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

            (7)        all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

            (8)        all Obligations under Currency Agreements and Interest Rate Agreements of such Person; and

            (9)        all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided that the term “Indebtedness” shall not include (i) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 120 days past due (ii) Indebtedness in respect of standby letters of credit, performance bonds or surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business to the extent such letters of credit or bonds are not drawn upon or, if and to the extent drawn upon, are honored in accordance with their terms and, if to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond, (iii) any obligation accounted for as an operating lease in accordance with GAAP, and (iv) any pension obligation of the Company or any Restricted Subsidiary.

            For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based up- on, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

            “Indenture” means this Indenture as amended, restated or supplemented from time to time.

            “Initial Purchaser” means Deutsche Bank Securities Inc.

            “interest” means, with respect to the Notes, interest on the Notes.

            “Interest Payment Dates” means each May 15 and November 15, commencing November 15, 2016.

            “Interest Rate Agreements” means, in respect of a Person, any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect such Person against or manage exposure to fluctuations in interest rates.

            “Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

            “Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any Person that is any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Person not sold or disposed of.

            “Issue Date” means May 6, 2016, the date on which the Notes are originally issued.

            “Issuers” means the parties named as such in the first paragraph of this Indenture until a successor replaces any such party pursuant to Article Five and thereafter means the successor.

            “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

            “Moody’s” means Moody’s Investors Service, Inc., or any successor to its statistical rating business, except that any reference to a particular rating by Moody’s shall be deemed to be a reference to the corresponding rating by any such successor.

            “Net Cash Proceeds” means, with respect to any Asset Sale (including a NuevaTel Transaction), the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of:

            (1)        reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

            (2)        (a) taxes paid or payable (after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements), (b) Permitted Tax Distributions to the extent made by such Person or accrued in accordance with GAAP in connection with such Asset Sale, or (c) taxes required to be accrued as a liability in accordance with GAAP in connection with such Asset Sale;

            (3)        repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale;

            (4)        all distributions and other payments required pursuant to law, regulation or contract to be made to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale; and

            (5)        appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

            “New Zealand Financing Indebtedness” means Indebtedness or Preferred Stock of 2degrees and its subsidiaries held by the Company, any Restricted Subsidiary or any other shareholder in 2degrees; provided that with respect to any such Indebtedness owed by 2degrees to any shareholder (other than the Company or any Restricted Subsidiary) or such Preferred Stock issued by 2degrees to any shareholder (other than the Company or any Restricted Subsidiary), the Company or its Restricted Subsidiaries shall hold Indebtedness or Preferred Stock of 2degrees and its subsidiaries on at least a pro rata basis (based upon the percentage ownership of the Equity Interests of 2degrees); provided further that any such Indebtedness to any shareholder of 2degrees (other than the Company or any Restricted Subsidiary), to the extent governed by an instrument separate from an instrument to which the Company or any Restricted Subsidiary is a party, shall be on terms no more favorable to such shareholder than the terms of such Indebtedness held by the Company or such Restricted Subsidiary.

            “Non-U.S. Person” means a Person who is not a U.S. person, as defined in Regulation S.

            “Notes” means the Issuers’ 13.375% Senior Secured Notes due 2019, treated as a single class of securities, as amended from time to time in accordance with the terms hereof, that are issued from time to time pursuant to this Indenture.

            “Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository), or any successor Person thereto and shall initially be the Trustee.

            “NuevaTel Transaction” means the sale, lease, exchange or other transfer, directly or indirectly (in one transaction or a series of related transactions), by the Company or any Subsidiary of more than 50% of the Capital Stock of, or all or substantially all of the assets of, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) Sociedad Anonima, a sociedad anonima organized and existing under the laws of the Republic of Bolivia.

            “NuevaTel Transaction Proceeds” means the Net Cash Proceeds of a NuevaTel Transaction.

            “Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

            “Offering Memorandum” means the offering memorandum, dated as of April 26, 2016, relating to the offering of the Notes.

            “Officer” means any of the following of each Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.

            “Officers’ Certificate” means a certificate signed on behalf of any Person by two of its Officers.

            “Opinion of Counsel” means a written opinion from legal counsel, which counsel is reasonably acceptable to the Trustee, opining on the matters required by Section 11.05 and delivered to the Trustee.

            “Pari Passu Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary that ranks pari passu in right of payment with the Notes or the Note Guarantee of such Restricted Subsidiary, if any, as applicable, and is secured by a first priority Lien on the Collateral; provided that such Indebtedness shall have been added to the Security Documents pursuant to the terms thereof.

            “Permitted Collateral Liens” means (x) Liens described under clauses (i), (iii), (iv), (v), (ix), (xiii), (xvi), (xvii), (xx), (xxii) and (xxvi) (but, as to clause (xxvi), only with respect to extensions, renewals or replacements of Liens described in clauses (i), (iii), (iv), (v), (ix), (xiii), (xvi), (xvii), (xx), (xxii)) of the definition of “Permitted Liens” and (y) Liens on the Collateral securing Subordinated Indebtedness, so long as the Notes are secured by a Lien on the Collateral that is senior in priority to such Liens.

            “Permitted Holder(s)” means (i) John Stanton, Theresa Gillespie, Bradley Horwitz and their respective heirs and lineal descendants, (ii) any controlled Affiliate of the individuals described in clause (i) above, (iii) in the event of the death or incompetence of the individuals described in clause (i) above, such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, Equity Interests in the Company, (iv) any trust or trusts created for the benefit of each Person described in this definition, including, without limitation, any trust for the benefit of any individual described in clause (i) of this definition or (v) any trust for the benefit of any such trust.

            “Permitted Investments” means:

            (i)        Investments in cash or Cash Equivalents;

            (ii)        intercompany Indebtedness to the extent permitted under Section 4.06(b)(4);

            (iii)      Investments in (i) the form of loans or advances to the Company, (ii) a Restricted Subsidiary (including, without limitation, the acquisition of Equity Interests of a Restricted Subsidiary from any Person) other than 2degrees or (iii) another Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

            (iv)        Investments made by the Company or any Restricted Subsidiary as a result of or retained in connection with an Asset Sale permitted under or made in compliance with Section 4.08;

            (v)        expenses or advances to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

            (vi)        Investments existing on the Issue Date (other than Investments described in clause (xvii) below);

            (vii)       Investments in the Notes;

            (viii)      Investments in Currency Agreements and Interest Rate Agreements permitted under Section 4.06(b)(8) and (9);

            (ix)        loans and advances (or guarantees of third party loans) to directors, officers or employees of the Company or any Restricted Subsidiary made in the ordinary course of business, in an amount outstanding not to exceed at any one time $1.0 million;

            (x)        Investments in a Person to the extent that the consideration therefor consists of (A) the net proceeds of the substantially concurrent issue and sale (other than to any Subsidiary) of shares of the Company’s Qualified Capital Stock or (B) the Company’s Qualified Capital Stock;

            (xi)        any payments or other transactions pursuant to a tax sharing agreement between the Company and any other Person with whom the Company files or filed a consolidated tax re- turn or with which the Company is or was part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

            (xii)      (i) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

            (xiii)      Investments in the Company by any Restricted Subsidiary of the Company; pro- vided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and this Indenture;

            (xiv)      Investments represented by guarantees that are otherwise permitted under this In- denture;

            (xv)       any payment by any Restricted Subsidiary of the Company of any loan, advance or other Indebtedness or other amount owed by a Restricted Subsidiary of the Company to the Company or another Restricted Subsidiary thereof;

            (xvi)      cash sweeps and other banking arrangements among the Company and its Subsidiaries and repayment of such cash sweeps in the ordinary course of business; and

            (xvii)     Investments in 2degrees or any of its subsidiaries made by the Company or any Guarantor (including by way of loans to minority shareholders of 2degrees to fund purchases of Equity Interests of, or loans to, 2degrees otherwise in accordance with the terms of this Indenture) not to exceed $221.0 million (including any Investments made with the proceeds of the Notes on or following the Issue Date and including any Investments made prior to the Issue Date).

            “Permitted Liens” means the following types of Liens:

            (i)        Liens for taxes, assessments or governmental charges or levies not yet delinquent or Liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established to the extent required by GAAP, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

            (ii)        Liens in respect of property or assets of the Company or any of its Subsidiaries imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness, such as carriers’, warehousemen’s, materialmen’s, mechanics’ and pension plan administrators’ Liens and other similar Liens arising in the ordinary course of business, and (x) which do not in the aggregate materially detract from the value of the Company’s or such Subsidiary’s property or assets taken as a whole or materially impair the use thereof in the operation of the business of the Company or such Subsidiary taken as a whole or (y) which are not yet delinquent, or are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien if a reserve or other appropriate provision, if any, as is required by GAAP shall have been made therefor, or (z) which are bonded;

            (iii)        Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

            (iv)        Liens in existence on the Issue Date, and renewals or extensions thereof; provided that (x) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase from that amount outstanding at the time of any such renewal or extension and (y) any such renewal or extension does not encumber any additional assets or properties of the Company or any of its Subsidiaries;

            (v)        Liens created by or pursuant to (x) the Interest Rate Agreements and Currency Agreements and (y) the Notes, this Indenture and the Security Documents, in each case as of the Issue Date;

            (vi)      leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries (taken as a whole);

            (vii)       Liens upon assets subject to Capitalized Lease Obligations or Purchase Money Indebtedness to the extent permitted under Section 4.06(b)(6); provided that (x) such Liens only serve to secure the payment of Indebtedness arising under such Capitalized Lease Obligation or Purchase Money Indebtedness and (y) the Lien encumbering the asset giving rise to the Capitalized Lease Obligation or Purchase Money Indebtedness does not encumber any other asset of the Company or any of its Restricted Subsidiaries;

            (viii)      Liens placed upon assets (including, without limitation, real property) at the time of acquisition or construction thereof by the Company or any such Restricted Subsidiary or within 90 days thereafter to secure Indebtedness incurred to pay all or a portion of the purchase price or construction costs thereof and extensions, renewals or replacements of any of the foregoing; provided that, in either case, (x) the Indebtedness secured by Liens permitted by this clause (viii) shall be permitted under Section 4.06(b)(6) and (y) in all events, the Lien encumbering the assets so acquired does not encumber any other asset of the Company or any of its Restricted Subsidiaries;

            (ix)        any Lien existing on any property or asset prior to the acquisition thereof by the Company or any of its Subsidiaries or existing on any property or asset of any Person that be- comes a Subsidiary of the Company after the date hereof prior to the time such Person becomes a Subsidiary of the Company; provided that (i) such Lien was not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary of the Company, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Company or any of its Subsidiaries and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary of the Company or the Company, as the case may be;

            (x)        zoning restrictions, permits, franchises, licenses, reservations, utilities, sewers, electrical lines, telephone lines, easements, rights-of-way, restrictions, encroachments and other similar charges or encumbrances, and title deficiencies, in each case not materially interfering with the conduct of the business of the Company or any of its Subsidiaries taken as a whole;

            (xi)        Liens arising from precautionary UCC financing statement filings or similar filings regarding operating leases and consigned goods;

            (xii)        statutory and common law landlords’ liens under leases to which the Company or any of its Subsidiaries is a party;

            (xiii)      Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety bonds (other than appeal bonds), bids, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money);

            (xiv)      normal and customary rights of set-off upon deposits of cash in favor of lenders and other depositary institutions;

            (xv)        any (x) interest or title of a lessor or sublessor (other than the Company or any of its Subsidiaries) under any lease entered into by the Company or any of its Subsidiaries as lessee to the extent that such lease is permitted to be entered into pursuant to this Indenture, (y) restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject (including, without limitation, ground leases and other prior leases of the premises, mortgages, mechanics liens, tax liens and easements) or (z) subordination of the interest of the lessee or sub- lessee under any such lease to any restriction or encumbrance referred to in the preceding clause (y);

            (xvi)      Liens on Collateral not otherwise permitted pursuant to Section 4.10 which secure Pari Passu Indebtedness in an aggregate principal amount not to exceed, at the time of incurrence and after giving pro forma effect thereto, an amount such that, after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, on a pro forma basis, the Senior Secured Leverage Ratio would not exceed 2.5 to 1.0;

            (xvii)     Liens arising from judgments and attachments in connection with court proceedings; provided that the attachment or enforcement of such Liens would not result in an Event of Default hereunder and such Liens are being contested in good faith by appropriate proceedings, and adequate reserves have been set aside and no material property is subject to a material risk of loss or forfeiture and the claims in respect of such Liens are fully covered by insurance (subject to ordinary and customary deductibles) and a stay of execution pending appeal or proceeding for review is in effect or such judgment or attachment has been bonded or stayed;

            (xviii)   Liens arising out of a conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

            (xix)      Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any Restricted Subsidiary;

            (xx)       options, put and call arrangements, rights of first refusal, restrictions on transfer and similar rights relating to Investments in limited liability companies, corporations, joint ventures, partnerships and the like;

            (xxi)        Liens securing Indebtedness or other obligations of the Company or a Restricted Subsidiary to the Company or a Restricted Subsidiary, as the case may be;

            (xxii)       any pledge of the Capital Stock or Indebtedness of an Unrestricted Subsidiary to secure Indebtedness or other obligations of such Unrestricted Subsidiary;

            (xxiii)   Liens securing Indebtedness of a Restricted Subsidiary that is not a Guarantor and incurred in compliance with Section 4.06(b)(6);

            (xxiv)   Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $2.0 million at any one time outstanding and that (x) are not incurred in connection with borrowing of money or obtaining advances or credit (other than trade credit in the ordinary course of business) and (y) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of the Company’s and its Restricted Subsidiaries’ businesses, taken as a whole;

            (xxv)   Liens securing Indebtedness permitted to be incurred under Section 4.06(b)(14); provided that such Liens do not extend to the property or assets of the Company or any Restricted Subsidiary of the Company (other than the stock or assets of 2degrees and its Subsidiaries); and

            (xxvi)   any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i)-(xxv).

            “Permitted Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness permitted under Sections 4.06(b)(2), (3) and (13), in each case that does not:

            (1)        result in an increase in the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

            (2)        create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company or a Restricted Subsidiary (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Permitted Refinancing Indebtedness shall be Indebtedness solely of the Company or such Restricted Subsidiary, as applicable, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes or Note Guarantees, if any, then such Permitted Refinancing Indebtedness shall be subordinate to the Notes or such Note Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced, including, without limitation, with respect to priority of Liens se- curing any such Indebtedness being Refinanced.

            “Permitted Tax Distributions” means, for any period during which the Company or any Restricted Subsidiary, as applicable, is treated as a partnership or an entity that is disregarded as separate from a partnership for federal, state and/or local income tax purpose, the payment of any dividend or distribution to the direct or indirect beneficial owners of Equity Interests of the Company or any Restricted Subsidiary, as applicable, in an amount not to exceed the then assumed maximum federal, state and/or local in- come tax liabilities (taking into account the deduction of state and local income taxes for federal income tax purposes) of such beneficial owners arising from the income of the Company or any Restricted Subsidiary, as applicable, and attributable to such beneficial owners solely as a result of the Company or any Restricted Subsidiary, as applicable, being a partnership or disregarded entity for federal, state and/or lo- cal income tax purposes.

            “Person” means an individual, partnership, corporation, unincorporated organization, limited liability company, trust or joint venture, or a governmental agency or political subdivision thereof.

            “Pledge Agreement” means the Pledge and Collateral Agency Agreement dated as of May 6, 2016 by and among the Company, the Guarantors and the Collateral Agent, as such agreement may be amended from time to time in accordance with its terms.

            “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

            “principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

            “Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the SEC in accordance with the Securities Act.

            “Purchase Agreement” means the Purchase Agreement dated April 26, 2016 among the Issuers, the Guarantors and the Initial Purchaser.

            “Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

            “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

            “Qualified Institutional Buyer” or “QIB” shall have the meaning specified in Rule 144A.

            “Receivables” means rights arising under structured settlements, annuities, life settlements, life contingent receivables (whether in respect of structured settlements, annuities or otherwise), insurance contracts and other similar contractual obligations evidencing the right to receive payments purchased or acquired by the Company or any Restricted Subsidiary of the Company in the ordinary course of business and reasonable extensions thereof; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

            “redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of Section 3.01.

            “Redemption Date” when used with respect to any Note to be redeemed means the date fixed for such redemption pursuant to the terms of the Notes.

            “Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, re- fund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or re- placement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

            “Regulation S” means Regulation S promulgated under the Securities Act.

            “Replacement Assets” means (i) properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used in the Company’s business or in that of the Restricted Subsidiaries or in any businesses that in the good faith judgment of the Company are reasonably related, and (ii) Capital Stock of any Person engaged in the Telecommunications Business or that owns Telecommunications Assets that, when taken together with all other Capital Stock of such Person owned by the Company and its Restricted Subsidiaries, constitutes a majority of Capital Stock of such Person and such Person is, or will become on the date of acquisition thereof, a Restricted Subsidiary.

            “Responsible Officer” when used with respect to the Trustee, means an officer assigned to the corporate trust department of the Trustee (or any successor group of the Trustee) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject, and who has direct responsibility for the administration of this Indenture.

            “Restricted Note” has the same meaning as “Restricted Security” set forth in Rule 144(a)(3) promulgated under the Securities Act; provided that the Trustee shall be entitled to request and conclusively rely upon an Opinion of Counsel with respect to whether any Note is a Restricted Note.

            “Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

            “Rule 144” means Rule 144 promulgated under the Securities Act.

            “Rule 144A” means Rule 144A promulgated under the Securities Act.

            “S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill, Inc. or any successor to its statistical rating business, except that any reference to a particular rating by S&P shall be deemed to be a reference to the corresponding rating by any such successor.

            “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

            “SEC” means the U.S. Securities and Exchange Commission.

            “Secured Indebtedness” means any Indebtedness secured by a Lien. “Secured Party” means the Trustee and the Holders of the Notes.

            “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

            “Security Document” means and includes each pledge agreement, document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Obligations under the Notes.

            “Senior Secured Leverage Ratio” means, with respect to any Person, the ratio of Pari Passu Indebtedness of such Person to Consolidated EBITDA of such Person, calculated in a manner consistent with the definition of “Consolidated Leverage Ratio.” Any pro forma calculation should be made in a manner substantially similar to the calculation as set forth in the definition of “Consolidated Leverage Ratio.”

            “Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X adopted by the SEC.

            “Specified Capital Stock” means any Equity Interest of the Company (whether issued prior to or after the Issue Date) that is subject to, and entitled to rights and privileges equivalent or comparable to the rights and privileges set forth under, Article 13, Article 14 or Article 15 of the Company’s limited liability company agreement as in effect on the Issue Date or as subsequently amended, modified, replaced or supplemented in accordance with Section 4.09(b)(3) .

            “Strategic Equity Offering” means an Asset Sale that involves the sale of shares of Capital Stock of 2degrees (a) to a Person that is primarily engaged in the Telecommunications Business, the media business or any related business, and (b) that yields gross proceeds to 2degrees of at least $25 million.

            “Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is (a) subordinated or junior in right of payment to the Notes or the Note Guarantee of such Guarantor, as the case may be, (b) unsecured, or (c) secured by a Lien on any of the Collateral, which Lien has a junior priority to the Lien securing the Notes or the Note Guarantee of such Guarantor.

            “Subsidiary,” with respect to any Person, means:

            (1)        any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors (or equivalent) under ordinary circum- stances shall at the time be owned, directly or indirectly, by such Person; or

            (2)        any other Person of which at least a majority of the voting interest entitled to be cast in the election of directors (or equivalent) under ordinary circumstances shall at the time, di- rectly or indirectly, owned by such Person.

            “Telecommunications Assets” means any asset of a Telecommunications Business, including, without limitation, a partnership, membership, stock or other equity interest in a Telecommunications Business.

            “Telecommunications Business” means any business engaged in (a) the transmitting, broadcasting or telecasting of, voice, video, or data through owned or leased wireline or wireless transmission, broadcast or telecast facilities, including, without limitation, a business engaged in the business of operating telephony, broadband, radio, television, or other communications services, (b) creating, developing, acquiring, constructing, installing, repairing, maintaining or marketing communications related systems, network equipment and facilities, software, programming or other content and other products, (c) evaluating, owning, operating, participating in, investing in or pursuing another business related to any business described in clause (a) or (b) above, or (d) businesses ancillary or related thereto; provided, however, that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of the Company.

            “Transactions” means, collectively, (i) the entering into of this Indenture, the Notes and the Security Documents and the issuance and sale of the Notes on the Issue Date, (ii) the application of the proceeds from clause (i) of this definition in accordance with this Indenture and (iii) the payment of fees and expenses in connection with the foregoing.

            “Transfer Restricted Notes” means Notes that bear or are required to bear the legend set forth in Section 2.16(e) hereto.

            “Treasury Rate” means, with respect to a Redemption Date, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)).

            “Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this Indenture was executed.

            “Trustee” means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means the successor.

            “Unrestricted Subsidiary” of any Person means:

            (1)        any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

            (2)        any Subsidiary of an Unrestricted Subsidiary.

            The Board of Directors of the Company may designate any Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary) as an Unrestricted Subsidiary; provided that such Subsidiary does not own any Capital Stock of, or does not own or hold any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that: (1) the Company certifies to the Trustee that such designation complies with Section 4.07 or would constitute a Permitted Investment; and (2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

            For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with Section 4.07, the portion of the Fair Market Value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries (taken as a whole and without duplication) in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under Section 4.07.

            The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

            (1)        unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Permitted Indebtedness), immediately after giving effect to such designation, the Company either (x) is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with Section 4.06(a) or (y) the Consolidated Leverage Ratio of the Company is lower than immediately prior to such transaction; and

            (2)        immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

            “U.S. Government Obligations” means direct non-callable obligations of, or guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

            “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one- twelfth) which will elapse between such date and the making of such payment.

            “Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

            “Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

            SECTION 1.02.        Other Definitions.

            The definitions of the following terms may be found in the sections indicated as follows:

Term	Defined Section

“Act”	11.15
“Affiliate Transaction”	4.09
“Agent Members”	2.02(c)
“Business Day”	11.07
“Change of Control Offer”	4.20
“Change of Control Payment Date”	4.20
“Company Notes Call”	4.02
“Covenant Defeasance”	9.03
“Event of Default”	6.01
“Excess Proceeds”	4.08
“Excess Proceeds Offer”	4.08
“Global Notes”	2.02(b)
“Legal Defeasance”	9.02
“Legal Holiday”	11.07
“Note Guarantee”	10.01
“Paying Agent”	2.04
“Permanent Regulation S Global Note”	2.02(b)
“Permitted Indebtedness”	4.06
“Pledged Indebtedness Collateral”	12.11
“Recovery”	12.07

Term	Defined Section

“Registrar”	2.04
“Regulation S Global Note”	2.02(b)
“Restricted Payment”	4.07
“Rule 144A Global Note”	2.02(b)
“Surviving Entity”	5.01
“Temporary Regulation S Global Note”	2.02(b)

            SECTION 1.03.        Incorporation by Reference of Trust Indenture Act.

            This Indenture is not subject to any provisions of the Trust Indenture Act except to the extent the TIA is specifically incorporated by reference in or made a part of this Indenture SECTION 1.04. Rules of Construction.

            Unless the context otherwise requires:

            (1)        a term has the meaning assigned to it herein, whether defined expressly or by reference;

            (2)        “or” is not exclusive;

            (3)        words in the singular include the plural, and in the plural include the singular;

            (4)        words used herein implying any gender shall apply to both genders;

            (5)        “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subsection;

            (6)        unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP, applied on a basis consistent with the most recent audited consolidated financial statements of the Issuers; and

            (7)        “$,” “U.S. Dollars” and “United States Dollars” each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts.

ARTICLE TWO

THE NOTES

            SECTION 2.01.        Amount of Notes.

            The Trustee shall authenticate Notes for original issue on the Issue Date in the aggregate principal amount not to exceed $450,000,000, upon a written order of the Issuers in the form of an Officers’ Certificate of the Issuers. The Officers’ Certificate shall specify the amount of Notes to be authenticated, the date on which the Notes are to be authenticated, and the names and delivery instructions for each Holder.

            Upon receipt of a written order of the Issuers in the form of an Officers’ Certificate, the Trustee shall authenticate Notes in substitution for Notes originally issued to reflect any name change of the Issuers.

            SECTION 2.02.        Form and Dating; Book Entry Provisions.

            (a)        The Notes and the Trustee’s certificate of authentication with respect thereto shall be substantially in the form set forth in Exhibit A hereto, which is incorporated in and forms a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rule or usage to which the Issuers are subject. Each Note shall be dated the date of its authentication. In the event of a conflict of any provision of any Note with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

            (b)        (i) The Notes will be offered and sold by the Issuers pursuant to a Purchase Agreement. The Notes will be resold initially only to (i) QIBs in reliance on Rule 144A under the Securities Act and (ii) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S under the Securities Act. Notes may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, subject to the restrictions on transfer set forth herein. Notes initially resold pursuant to Rule 144A shall be issued in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons (collectively, the “Rule 144A Global Note”); and Notes initially re- sold pursuant to Regulation S shall be issued initially in the form of one or more temporary global securities in fully registered form (collectively, the “Temporary Regulation S Global Note”), in each case with- out interest coupons and with the global securities legend and the applicable restricted securities legend set forth in Exhibit B hereto, which shall be deposited on behalf of the purchasers of the Notes represent- ed thereby with the Notes Custodian and registered in the name of the Depository or a nominee of the Depository, duly executed by the Company and authenticated by the Trustee as provided in this Indenture. Except as set forth in this Section 2.02(b), beneficial ownership interests in the Temporary Regulation S Global Note will not be exchangeable for interests in the Rule 144A Global Note, a permanent global security (the “Permanent Regulation S Global Note” and together with the Temporary Regulation S Global Note, the “Regulation S Global Note”) or any other Note prior to the expiration of the Distribution Compliance Period and then, after the expiration of the Distribution Compliance Period, may be ex- changed for interests in a Rule 144A Global Note only upon certification in form reasonably satisfactory to the Trustee that such beneficial ownership interests in such Temporary Regulation S Global Note are owned either by non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act.

            (ii)        Beneficial interests in Temporary Regulation S Global Notes may be exchanged for interests in Rule 144A Global Notes if (1) such exchange occurs in connection with a transfer of Notes in compliance with Rule 144A and (2) the transferor of the beneficial interest in the Temporary Regulation S Global Note first delivers to the Trustee a written certificate in the form of Exhibit C hereto to the effect that the beneficial interest in the Temporary Regulation S Global Note is being transferred to a Person (A) who the transferor reasonably believes to be a QIB, (B) purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A, and (C) in accordance with all applicable securities laws of the States of the United States and other jurisdictions.

            (iii)      [Reserved].

            (iv)      Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in a Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate in the form of Exhibit C hereto to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if applicable).

            (v)        The Rule 144A Global Note, the Temporary Regulation S Global Note and the Permanent Regulation S Global Note are collectively referred to herein as “Global Notes.” The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee as hereinafter provided.

            (c)        Book-Entry Provisions. This Section 2.02(c) shall apply only to a Global Note deposited with or on behalf of the Depository.

            (i)        The Issuers shall execute and the Trustee shall, in accordance with this Section 2.02(c), authenticate and deliver initially one or more Global Notes that (A) shall be registered in the name of the Depository for such Global Note or Global Notes or the nominee of such Depository and (B) shall be de- livered by the Trustee to such Depository or pursuant to such Depository’s instructions or held by the Trustee as custodian for the Depository.

            (ii)       Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or by the Trustee as the custodian of the Depository or under such Global Note, and the Issuers, the Trustee and any agent of the Issuers or the Trustee shall be entitled to treat the Depository as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuers, the Trustee or any agent of the Issuers or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of such Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

            (d)        Definitive Notes. Except as provided in this Section 2.02 or Sections 2.16 or 2.17, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes.

            (e)        The terms and provisions contained in the Notes shall constitute, and are expressly made, a part of this Indenture and, to the extent applicable, the Issuers, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and agree to be bound thereby.

            (f)        The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

            SECTION 2.03.        Execution and Authentication.

            Two Officers shall sign, or one Officer shall sign and one Officer (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Issuers by manual or facsimile signature.

            If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

            No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of a Responsible Officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuers, and the Issuers shall deliver such Note to the Trustee for cancellation as provided in Section 2.12, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

            The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate the Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuers and Affiliates of the Issuers. Each Paying Agent is designated as an authenticating agent for purposes of this Indenture.

            The Notes shall be issuable only in registered form without coupons in minimum denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

            SECTION 2.04.        Registrar and Paying Agent.

            The Issuers shall maintain an office or agency (which shall be located in Minneapolis, Minnesota) where Notes may be presented for registration of transfer or for exchange (the “Registrar”), and an office or agency where Notes (in the case of Definitive Notes) may be presented for payment (the “Paying Agent”) and an office or agency where notices and demands to or upon the Issuers, if any, in respect of the Notes and this Indenture may be served. The Registrar shall keep a register of the Notes and of their transfer and exchange. If and for so long as the Trustee is not the Registrar, the Trustee shall have the right to inspect the register of the Notes during regular business hours. The Issuers may have one or more additional Paying Agents. The term “Paying Agent” includes any additional Paying Agent. The Issuers or any Affiliate thereof may act as Paying Agent. The Issuers may change any Paying Agent or Registrar without notice to the Holders.

            The Issuers shall enter into an appropriate agency agreement with any Agent that is not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuers shall notify the Trustee of the name and address of any such Agent. If the Issuers fail to maintain a Registrar or Paying Agent, or fail to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07. The Issuers or any wholly owned Subsidiary may act as Paying Agent, Registrar, co-registrar or transfer agent.

            The Issuers initially appoint the Trustee as Registrar and Paying Agent in connection with the Notes and this Indenture.

            SECTION 2.05.        Paying Agent To Hold Money in Trust.

            On or prior to 12:00 p.m., New York City time, on each due date of the principal or interest on any Notes, the Issuers shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due. Each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of or premium or interest on the Notes (whether such money has been paid to it by the Issuers or any other obligor on the Notes or the Guarantors), and the Issuers and the Paying Agent shall notify the Trustee in writing of any default by the Issuers (or any other obligor on the Notes) in making any such payment. If the Company or a Subsidiary of the Company serves as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. Money held in trust by the Paying Agent need not be segregated except as required by law and in no event shall the Paying Agent be liable for any interest on any money received by it hereunder. The Issuers at any time may require the Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed and the Trustee may at any time during the continuance of any Event of Default specified in Section 6.01(1) or (2), upon written request to the Paying Agent, require such Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

            SECTION 2.06.        Holder Lists.

            The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Holders. If the Trustee is not the Registrar, the Issuers shall furnish to the Trustee at least five Business Days before each Interest Payment Date, and at such other times as the Trustee may reasonably request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

            SECTION 2.07.        Transfer and Exchange.

            Subject to Sections 2.02(b), 2.16 and 2.17, when Notes are presented to the Registrar with a re- quest from such Holder to register a transfer or to exchange them for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer as requested if the requirements of this Indenture are met. Every Note presented or surrendered for registration of transfer or exchange shall be duly endorsed or be accompanied by a written instrument of transfer in form satisfactory to the Issuers and the Registrar, duly executed by the Holder thereof or his attorneys duly authorized in writing. To permit registrations of transfers and exchanges, the Issuers shall issue and execute and the Trustee shall authenticate new Notes (and the Guarantors shall execute the guarantee thereon) evidencing such transfer or exchange at the Registrar’s request. No service charge shall be made to the Holder for any registration of transfer or exchange. The Issuers may require from the Holder payment of a sum sufficient to cover any transfer taxes or other governmental charge that may be imposed in relation to a transfer or exchange, but this provision shall not apply to any exchange pursuant to Section 2.11, 3.06, 4.08, 4.20 or 8.5 (in which events the Issuers shall be responsible for the payment of such taxes). The Registrar shall not be required to exchange or register a transfer of any Note for a period of 15 days immediately preceding the mailing of notice of redemption of Notes to be redeemed or of any Note selected, called or being called for redemption except the unredeemed portion of any Note being redeemed in part. Neither the Registrar nor the Issuers will be required to register the transfer or exchange of any Note between a record date and the next succeeding Interest Payment Date or to register the transfer or exchange of any Note selected for redemption, except for the unredeemed portion.

            Any Holder of the Global Note shall, by acceptance of such Global Note, agree that transfers of the beneficial interests in such Global Note may be effected only through a book entry system maintained by the Holder of such Global Note (or its agent), and that ownership of a beneficial interest in the Global Note shall be required to be reflected in a book entry.

            Each Holder of a Note agrees to indemnify the Issuers and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Note in violation of any provision of this Indenture and/or applicable U.S. Federal or state securities law.

            Except as expressly provided herein, neither the Trustee nor the Registrar shall have any duty to monitor the Issuers’ compliance with or have any responsibility with respect to the Issuers’ compliance with any Federal or state securities laws.

            SECTION 2.08.        Replacement Notes.

            If a mutilated Note is surrendered to the Registrar or the Trustee, or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, in the absence of notice to the Issuers or the Trustee that such Note has been acquired by a bona fide purchaser, the Issuers shall issue and the Trustee shall authenticate a replacement Note (and the Guarantors shall execute the guarantee thereon) if such Holder furnishes to the Issuers and the Trustee evidence reasonably acceptable to them of the ownership and the destruction, loss or theft of such Note and if the requirements of Section 8-405 of the New York Uniform Commercial Code as in effect on the date of this Indenture are met. If required by the Trustee or the Issuers, an indemnity bond shall be posted by such Holder, sufficient in the judgment of both to protect the Issuers, the Guarantors, the Trustee or any Paying Agent from any loss that any of them may suffer if such Note is replaced. The Issuers and the Trustee may charge such Holder for their reasonable out-of- pocket expenses in replacing such Note (including, without limitation, Trustee fees, attorneys’ fees and disbursements). Every replacement Note shall constitute a contractual obligation of the Issuers. The pro- visions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes. In each case any such mutilated, lost, destroyed or wrongly taken Note has become or is about to become due and payable, the Issuers, in their discretion, may instead of issuing a new Note pay such Note.

            SECTION 2.09.        Outstanding Notes.

            The Notes outstanding at any time are all Notes that have been authenticated by the Trustee except for (a) those cancelled by it, (b) those delivered to it for cancellation, (c) to the extent set forth in Sections 9.01 and 9.02, on or after the date on which the conditions set forth in Section 9.01 or 9.02 have been satisfied, those Notes theretofore authenticated and delivered by the Trustee hereunder and (d) those described in this Section 2.09 as not outstanding. Subject to Section 2.10, a Note does not cease to be outstanding because the Issuers or one of their Affiliates holds the Note.

            If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee and the Issuers receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser in whose hands such Note is a legal, valid and binding obligation of the Issuers.

            If the Paying Agent holds in trust, in its capacity as such, on any redemption date or maturity date, money sufficient to pay all accrued interest and principal with respect to the Notes payable on that date and is not prohibited from paying such money to the Holders thereof pursuant to the terms of this Indenture, then on and after that date such Notes cease to be outstanding and interest on them ceases to accrue.

            SECTION 2.10.        Treasury Notes.

            In determining whether the Holders of the required principal amount of Notes have concurred in any declaration of acceleration or notice of default or direction, waiver or consent or any amendment, modification or other change to this Indenture, Notes owned by the Issuers or any Affiliate of the Issuers shall be disregarded as though they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes as to which a Responsible Officer of the Trustee has received an Officers’ Certificate stating that such Notes are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee established to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Notes and that the pledgee is not an Issuer, a Guarantor, any other obligor on the Notes or any of their respective Affiliates.

            SECTION 2.11.        Temporary Notes.

            Until definitive Notes are prepared and ready for delivery, the Issuers may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuers consider appropriate for temporary Notes. Without unreasonable delay, the Issuers shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes.

            SECTION 2.12.        Cancellation.

            The Issuers at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, ex- change or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall (subject to the record-retention requirements of the Exchange Act) destroy cancelled Notes. The Issuers may not reissue or resell, or issue new Notes to replace, Notes that the Issuers have redeemed or paid, or that have been delivered to the Trustee for cancellation, other than in accordance with the express provisions of this Indenture.

            SECTION 2.13.        Defaulted Interest.

            If the Issuers default on a payment of interest on the Notes, they shall pay the defaulted interest, plus (to the extent permitted by law) any interest payable on the defaulted interest, in accordance with the terms hereof, to the Persons who are Holders on a subsequent special record date, which date shall be at least five Business Days prior to the payment date. The Issuers shall fix such special record date and payment date in a manner satisfactory to the Trustee. The Issuers shall promptly mail to each Holder a notice that states the special record date, the payment date and the amount of defaulted interest, and interest payable on defaulted interest, if any, to be paid. The Issuers may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements (if applicable) of any securities exchange on which the Notes may be listed and, upon such notice as may be required by such exchange, if, after written notice given by the Issuers to the Trustee of the proposed payment pursuant to this sentence, such manner of payment shall be deemed practicable by the Trustee.

            SECTION 2.14.        CUSIP Number.

            The Issuers in issuing the Notes may use “CUSIP”, “ISIN” and “Common Code” numbers (in each case if then generally in use), and if so, such CUSIP, ISIN and Common Code numbers shall be included in notices of redemption or exchange as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of such number either as printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuers shall promptly notify, and in any event within 10 Business Days, the Trustee of any such CUSIP, ISIN and Common Code numbers used by the Issuers in connection with the issuance of the Notes and of any change in the CUSIP, ISIN and Common Code numbers.

            SECTION 2.15.        Deposit of Moneys.

            Prior to 12:00 p.m., New York City time, on each Interest Payment Date and maturity date, the Issuers shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date or maturity date, as the case may be. The principal and interest on Global Notes shall be payable to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Global Notes represented thereby. The principal and interest on Definitive Notes shall be payable, either in person or by mail, at the office of the Paying Agent.

            SECTION 2.16.        Special Transfer Provisions.

            (a)        Transfer and Exchange of Definitive Notes. When Definitive Notes are presented to the Registrar with a request:

            (x)        to register the transfer of such Definitive Notes; or

            (y)        to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

            (i)        shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuers and the Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing; and

            (ii)        if such Definitive Notes are required to bear a restricted securities legend, they are being transferred or exchanged pursuant to an effective registration statement under the Securities Act, pursuant to Section 2.16(b) or pursuant to clause (A), (B) or (C) below, and are accompanied by the following additional information and documents, as applicable:

            (A)        if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect; or

            (B)        if such Definitive Notes are being transferred to the Issuers, a certification to that effect; or

            (C)        if such Definitive Notes are being transferred (x) pursuant to an exemption from registration in accordance with Rule 144A, Regulation S or Rule 144 under the Securities Act or (y) in reliance upon another exemption from the requirements of the Securities Act: (i) a certification to that effect (in the form set forth on the reverse of the Definitive Note) and (ii) if the Issuers so request, an Opinion of Counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 2.16(e)(i) .

            (b)        Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Rule 144A Global Note or a Permanent Regulation S Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by appropriate instruments of transfer, in form satisfactory to the Trustee, together with:

            (i)        certification, in the form of Exhibit C hereto, that such Definitive Note is either (A) being transferred to a QIB in accordance with Rule 144A or (B) being transferred after expiration of the Distribution Compliance Period by a Person who initially purchased such Note in re-

liance on Regulation S to a buyer who elects to hold its interest in such Note in the form of a beneficial interest in the Permanent Regulation S Global Note; and

            (ii)       written instructions directing the Trustee to make, or to direct the Notes Custodian to make, an adjustment on its books and records with respect to such Rule 144A Global Note (in the case of a transfer pursuant to clause (b)(i)(A)) or Permanent Regulation S Global Note (in the case of a transfer pursuant to clause (b)(i)(B)) to reflect an increase in the aggregate principal amount of the Notes represented by the Rule 144A Global Note or Permanent Regulation S Glob- al Note, as applicable, such instructions to contain information regarding the Depository account to be credited with such increase, then the Trustee shall cancel such Definitive Note and cause, or direct the Notes Custodian to cause, in accordance with the standing instructions and procedures existing between the Depository and the Notes Custodian, the aggregate principal amount of Notes represented by the Rule 144A Global Note or Permanent Regulation S Global Note, as applicable, to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Rule 144A Global Note or Permanent Regulation S Global Note, as applicable, equal to the principal amount of the Definitive Note so canceled. If no Rule 144A Global Notes or Permanent Regulation S Global Notes, as applicable, are then outstanding, the Issuers shall issue and the Trustee shall authenticate, upon written order of the Issuers in the form of an Officers’ Certificate of the Issuers, a new Rule 144A Global Note or Permanent Regulation S Global Note, as applicable, in the appropriate principal amount.

            (c)        Transfer and Exchange of Global Notes.

            (i)        The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depository, in accordance with this Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depository therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depository’s procedures containing information regarding the participant account of the Depository to be credited with a beneficial interest in the Global Note. The Registrar shall, in accordance with such instructions, instruct the Depository to credit to the account of the Person specified in such instructions a beneficial interest in the Global Note and to debit the account of the Person making the transfer the beneficial interest in the Global Note being transferred.

            (ii)       If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

            (iii)      Notwithstanding any other provisions of Article Two (other than the provisions set forth in Section 2.17), a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

            (iv)      In the event that a Global Note is exchanged for Definitive Notes pursuant to Section 2.17, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.16 (including the certification requirements set forth on the reverse of the Notes (as set forth in Exhibit C hereto) intended to ensure that such transfers comply with Rule 144A, Regulation S or another applicable exemption under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuers.

            (d)        Restrictions on Transfer of Temporary Regulation S Global Notes. During the Distribution Compliance Period, beneficial ownership interests in Temporary Regulation S Global Notes may only be sold, pledged or transferred in accordance with the Applicable Procedures and only (i) to Issuers, (ii) in an offshore transaction in accordance with Regulation S (other than a transaction resulting in an exchange for an interest in a Permanent Regulation S Global Note) or (iii) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States.

            (e)        Legend.

            (i)        Except as permitted by the following paragraph (ii), each Note certificate evidencing the Global Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR AC- COUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RE- SALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE RE- MOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

[IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

BY ACQUIRING THIS NOTE OR ANY INTEREST THEREIN, EACH HOLDER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST THEREIN: (1) EITHER (A) IT IS NOT ACQUIRING THE NOTE OR ANY INTEREST THEREIN FOR OR ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST THEREIN WILL NOT BE AND WILL NOT BE ACTING ON BEHALF OF) (I) ANY EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) THAT IS SUBJECT TO TITLE I OF ERISA, (II) ANY “PLAN” (AS DE- FINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (“CODE”)) THAT IS SUBJECT TO SECTION 4975 OF THE CODE (INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT UNDER SECTION 408 OF THE CODE), OR (III) ANY ENTITY OF WHICH THE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY PLANS DESCRIBED IN THE FOREGOING CLAUSES (I) OR (II) (AS DETERMINED PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATIONS, AS MODIFIED BY SECTION 3(42) OF ERISA), OR (IV) ANY PLAN, SUCH AS A FOREIGN PLAN, GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR CHURCH PLAN (AS DE- FINED IN SECTION 3(33) OF ERISA) THAT IS NOT SUBJECT TO TITLE I OF ERISA, BUT THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE (EACH, A “SIMILAR LAW”), OR (B) THE ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR ANY INTEREST THEREIN WILL NOT CONSTITUTE A NONEXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A VIOLATION UNDER ANY PROVISION OF A SIMILAR LAW; AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER THIS NOTE OR ANY INTEREST THEREIN OTHER THAN TO A PURCHASER OR TRANSFEREE THAT IS DEEMED TO MAKE THESE SAME REPRESENTATIONS, WARRANTIES AND AGREEMENTS WITH RESPECT TO ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE.

            Each certificate evidencing a Note offered in reliance on Regulation S shall, in addition to the foregoing, bear a legend in substantially the following form:

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANS-ACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE AC- COUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND THAT IT IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

Each Definitive Note shall also bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS REQUIRED BY THE INDENTURE.

            Each Note issued hereunder that has more than a de minimis amount of original issue discount for U.S. Federal income tax purposes shall bear a legend substantially in the following form: THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN

THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUER WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. HOLDERS SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT TRILOGY INTERNATIONAL PARTNERS LLC, 155 108TH AVENUE, SUITE 400, BELLEVUE, WA 98004, TEL: (425) 458-5900.

            (ii)       Upon any sale or transfer of a Transfer Restricted Note (including any Transfer Restricted Note represented by a Global Note) pursuant to Rule 144 under the Securities Act, the Registrar shall permit the transferee thereof to exchange such Transfer Restricted Note for a certificated Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Note, if the transferor thereof certifies in writing to the Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

            (f)        Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have been exchanged for Definitive Notes, redeemed, purchased or canceled, such Global Note shall be retained and canceled by the Trustee in accordance with its customary procedures. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, redeemed, purchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Notes Custodian with respect to such Global Note, to reflect such reduction.

            (g)        No Obligation of the Trustee.

            (i)        The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, the Depository or other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

            (ii)       The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

            SECTION 2.17.        Definitive Notes.

            (a)        A Global Note deposited with the Depository or with the Trustee as Notes Custodian for the Depository pursuant to Section 2.02 shall be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.16 hereof and (i) the Depository notifies the Issuers that it is unwilling or unable to continue as Depository for such Global Note and the Depository fails to appoint a successor depository or if at any time such Depository ceases to be a “clearing agency” registered under the Exchange Act and, in either case, a successor depositary is not appointed by the Issuers within 90 days of such notice, (ii) the Issuers at their option notify the Trustee in writing that they elect to cause the issuance of Definitive Notes or (iii) an Event of Default has occurred and is continuing and the beneficial owner thereof has requested such exchange.

            (b)        Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.17 shall be surrendered by the Depository to the Trustee located at its principal corporate trust office in Minneapolis, Minnesota, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations in such names as the Issuers instruct. Any portion of a Global Note transferred pursuant to this Section 2.17 shall be executed, authenticated and delivered only in minimum denominations of $2,000 principal amount and any integral multiple of $1,000 in excess thereof and registered in such names as the Depository shall direct. Any Definitive Note delivered in exchange for an interest in the Transfer Restricted Note shall, except as otherwise provided by Section 2.16(e) hereof, bear the applicable restricted securities legend and definitive note legend set forth in Exhibit B hereto. The Trustee, if it deems necessary, may require a written certificate in the form of Exhibit C hereto in connection with the transfer of a beneficial interest in a Global Note to a Definitive Note.

            (c)        Subject to the provisions of Section 2.17(b) hereof, the registered Holder of a Global Note shall be entitled to grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

            (d)        In the event of the occurrence of one of the events specified in Section 2.17(a) hereof, the Issuers shall promptly make available to the Trustee a reasonable supply of Definitive Notes in definitive, fully registered form without interest coupons. In the event that the Definitive Notes are not issued to each such beneficial owner promptly after the Registrar has received a request from the Holder of a Global Note to issue such Definitive Note, the Issuers expressly acknowledge, with respect to the right of any Holder to pursue a remedy pursuant to Article Six of this Indenture, the right of any beneficial holder of Notes to pursue such remedy with respect to the portion of the Global Note that represents such beneficial holder’s Notes as if such Definitive Notes had been issued.

            (e)        By its acceptance of any Note bearing any legend in Section 2.16(e), each Holder of such Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in such legend in Section 2.16(e) and agrees that it will transfer such Note only as provided in this Indenture.

            The Issuers shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable notice to the Registrar.

            SECTION 2.18.        Computation of Interest.

            Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

ARTICLE THREE

REDEMPTION

            SECTION 3.01.        Election To Redeem; Notices to Trustee.

            If the Issuers elect to redeem Notes pursuant to paragraph 6 of the Notes, at least 40 days prior to the Redemption Date (unless a shorter notice shall be agreed to in writing by the Trustee), the Issuers shall notify the Trustee in writing of the Redemption Date, the principal amount of Notes to be redeemed and the redemption price, and deliver to the Trustee an Officers’ Certificate stating that such redemption will comply with the conditions contained in paragraph 6 of the Notes. Notice given to the Trustee pursuant to this Section 3.01 may not be revoked after the time that notice is given to Holders pursuant to Section 3.03.

            SECTION 3.02.        Selection by Trustee of Notes To Be Redeemed.

            In the event that less than all of the Notes are to be redeemed pursuant to a redemption made pursuant to paragraph 6 of the Notes, selection of the Notes for redemption shall be made by the Trustee either (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed as determined and directed in writing by the Issuers or (2) in the case of physical securities, by lot or by such method as the Trustee shall deem fair and appropriate subject to the procedures of the Depository for Global Notes. The Trustee shall promptly notify the Issuers of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed. The Trustee may select for redemption portions of the principal of the Notes that have denominations larger than $2,000. For all purposes of this Indenture unless the context otherwise requires, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Issuers may acquire Notes by means other than redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, provided such acquisition does not otherwise violate the other terms of this Indenture.

            SECTION 3.03.        Notice of Redemption.

            At least 30 days, and no more than 60 days, before a Redemption Date, the Issuers shall mail, or cause to be mailed, a notice of redemption by first-class mail to each Holder of Notes to be redeemed at his or her last address (or in the case of Notes held in book entry form, by electronic transmission) as the same appears on the registry books maintained by the Registrar pursuant to Section 2.04, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a satisfaction and discharge of this Indenture. If the Issuers mail such notice to Holders, they shall mail a copy of such notice to the Trustee at the same time.

            The notice shall identify the Notes to be redeemed (including the CUSIP numbers, ISIN and Common Code numbers, if any thereof) and shall state:

            (1)        the Redemption Date;

            (2)        the redemption price and the amount of premium (or the manner of calculation the redemption price and/or premium) and accrued interest to be paid;

            (3)        if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date and upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued in the name of the Holder;

            (4)        the name and address of the Paying Agent;

            (5)        that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

            (6)        that interest will cease to accrue on the Notes called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price on or prior to the Redemption Date;

            (7)        the provision of paragraph 6 of the Notes pursuant to which the Notes called for redemption are being redeemed; and

            (8)        the aggregate principal amount of Notes that are being redeemed.

            At the Issuers’ written request made at least five Business Days prior to the date on which notice is to be given, the Trustee shall give the notice of redemption prepared by the Issuers, in the Issuers’ names and at the Issuers’ sole expense. In such event, the Issuers shall provide the Trustee with the in- formation required by this Section 3.03.

            SECTION 3.04.        Effect of Notice of Redemption.

            Once the notice of redemption described in Section 3.03 is mailed or electronically transmitted, as the case may be, Notes called for redemption become due and payable on the Redemption Date and at the redemption price, including any premium, plus interest accrued to the Redemption Date. Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price, including any premium, plus interest accrued to the Redemption Date; provided that if the Redemption Date is after a regular record date and on or prior to the next Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant record date, subject to the procedures of the Depository; provided, further, that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

            SECTION 3.05.        Deposit of Redemption Price.

            On or prior to 12:00 p.m., New York City time, on each Redemption Date, the Issuers shall de- posit with the Paying Agent in immediately available funds money sufficient (as determined by the Company) to pay the redemption price of, including premium, if any, and accrued interest on all Notes to be redeemed on that date other than Notes or portions thereof called for redemption on that date which have been delivered by the Issuers to the Trustee for cancellation. Promptly after the calculation of the redemption price, the Issuers will give the Trustee and any Paying Agent written notice thereof.

            On and after any Redemption Date, if money sufficient to pay the redemption price of, including premium, if any, and accrued interest on Notes called for redemption shall have been made available in accordance with the preceding paragraph, the Notes called for redemption will cease to accrue interest and the only right of the Holders of such Notes will be to receive payment of the redemption price of and, subject to the provisos in Section 3.04, accrued and unpaid interest on such Notes to the Redemption Date. If any Note surrendered for redemption shall not be so paid, interest will be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Note and any interest not paid on such unpaid principal, in each case, at the rate and in the manner provided in the Notes.

            SECTION 3.06.        Notes Redeemed in Part.

            Upon surrender of a Note that is redeemed in part, the Issuers shall execute and the Trustee shall authenticate for the Holder thereof a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

            SECTION 3.07.        Mandatory Redemption.

            The Issuers shall not be required to make mandatory redemption payments with respect to the Notes.

ARTICLE FOUR

COVENANTS

            SECTION 4.01.        Payment of Notes.

            The Issuers shall pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal or interest shall be considered paid on the date it is due if the Trustee or Paying Agent holds on that date money designated for and sufficient to pay such installment.

            The Issuers shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest, to the extent lawful, at the rate specified in the Notes.

            SECTION 4.02.        Reports to Holders.

            (a)        So long as any Notes are outstanding, the Company will furnish to the Trustee and the Holders:

            (1)        within 105 days after the end of each fiscal year, annual reports of the Company containing substantially all of the information that would have been required to be contained in an Annual Report on Form 10-K under the Exchange Act if the Company had been a reporting company under the Exchange Act (but only to the extent similar information is included in the Offering Memorandum), including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (B) audited financial statements prepared in accordance with GAAP and (C) a presentation of Consolidated EBITDA of the Company and its Subsidiaries consistent with the presentation thereof in the Offering Memorandum and derived from such financial statements;

            (2)        within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of the Company containing substantially all of the information that would have been required to be contained in a Quarterly Report on Form 10-Q under the Exchange Act if the Company had been a reporting company under the Exchange Act (but only to the extent similar information is provided in the Offering Memorandum), including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (B) unaudited quarterly financial statements prepared in accordance with GAAP and reviewed pursuant to Statement on Auditing Standards No. 116 (or any successor provision) and (C) a presentation of Consolidated EBITDA of the Company and its Subsidiaries consistent with the presentation thereof in the Offering Memorandum and derived from such financial statements; and

            (3)        within 5 Business Days after the occurrence of each event that would have been required to be reported in a Current Report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act, current reports containing substantially all of the information that would have been required to be contained in a Current Report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act; provided, however, that no such current report will be required to be furnished if the Company determines in its good faith judgment that such event is not material to Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries, taken as a whole.

            The reports required pursuant to clauses (1), (2) and (3) above will not be required to comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein) or any comparable successor provision. At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual reports required by the pre- ceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

            (b)        So long as any Notes are outstanding, the Company shall also:

            (i)        hold a quarterly conference call with Holders, qualified prospective investors and securities analysts to discuss the information contained in the annual and quarterly reports required under Section 4.02(a)(1) and (2) (together, the “Financial Reports”) not later than ten business days following the time the Company furnishes such Financial Reports to the Trustee (such call, a “Company Notes Call”); and

            (ii)      furnish to Holders, qualified prospective investors and securities analysts, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are outstanding.

            The Company shall either maintain a password protected, non-public website to which Holders, prospective investors and securities analysts are given access and to which such information and conference call access details are posted or distribute via electronic mail such information and conference call details to Holders, prospective investors and securities analysts who request to receive such distributions and, in the event Holders are entitled to the benefit of a Company Notes Call, such conference call access details shall be posted or electronically mailed no fewer than three Business Days prior to the date of such Company Notes Call.

            SECTION 4.03.        Waiver of Stay, Extension or Usury Laws.

            Each of the Issuers and the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead (as a defense or otherwise) or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive any of the Issuers and the Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) each of the Issuers and the Guarantors hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

            SECTION 4.04.        Compliance Certificate; Notice of Default.

            (a)        The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to deter- mining whether the Issuers and the Guarantors have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Issuers and the Guarantors have kept, observed, performed and fulfilled each and every covenant contained in this Indenture and no Default occurred during such period (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuers and the Guarantors are taking or propose to take with respect there- to.

            (b)        The Issuers and the Guarantors shall, so long as any of the Notes are outstanding, deliver to the Trustee, within 10 Business Days upon any Officer becoming aware of any Default, an Officers’ Certificate specifying such Default and what action the Issuers and the Guarantors are taking or propose to take with respect thereto.

            (c)        The Company’s fiscal year currently ends on December 31. The Company shall provide written notice to the Trustee of any change in its fiscal year.

            SECTION 4.05.        Payment of Obligations.

            The Company shall, and shall cause each of its Restricted Subsidiaries and the Co-Issuer to, pay its material taxes, assessments and governmental levies before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings and (b) the Company, the Co-Issuer or such Restricted Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP.

            SECTION 4.06.        Limitation on Incurrence of Additional Indebtedness.

            (a)        The Company shall not, and shall not permit any Restricted Subsidiary to, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to or other- wise become responsible for, contingently or otherwise, the payment of (individually and collectively, to “incur” or, as appropriate, an “incurrence”), any Indebtedness (other than Permitted Indebtedness); pro- vided if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company or any Guarantor may incur Indebted- ness (including, without limitation, Acquired Indebtedness), if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence and the application of the proceeds thereof, on a pro for- ma basis, the Consolidated Leverage Ratio of the Company and its Restricted Subsidiaries would be less than 3.5 to 1.0.

            In addition, unless after giving effect to any such incurrence and the application of the proceeds thereof, on a pro forma basis, the Senior Secured Leverage Ratio would be equal to or less than 2.5 to 1.0, any Indebtedness incurred pursuant to the foregoing paragraph of this Section 4.06(a) shall be incurred only (i) by the Company without any guarantee from any Guarantor, (ii) by the Company with a subordinated guarantee from any Guarantor or (iii) on a subordinated basis by any Guarantor. In addition, any Indebtedness incurred by the Company or any Guarantor pursuant to the foregoing paragraph of this Section 4.06(a) shall be subordinated in right of payment to the Obligations of the Company with respect to the Notes or the Obligations of such Guarantor with respect to such Note Guarantee.

            (b)        This Indenture shall not, however, prohibit the following (collectively, “Permitted Indebtedness”):

            (1)        Indebtedness due and owing to governmental entities or regulatory authorities in connection with telecommunications licenses (or similar permits, consents or approvals) or Indebtedness incurred to finance the payment of deposits for telecommunications licenses (or similar permits, consents or approvals), to any governmental or regulatory authority in Bolivia or New Zealand related to a license (or similar permits, consents to approvals);

            (2)        Indebtedness under the Notes issued on the Issue Date in an aggregate principal amount not to exceed $450.0 million;

            (3)        any Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than the Existing Notes satisfied and discharged on the Issue Date and Indebtedness that could be incurred under clause (6) or (14) below that is outstanding on the Issue Date and which shall be deemed incurred under such clauses);

            (4)        the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any Restricted Subsidiaries or between or among Restricted Subsidiaries; provided that (A) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary) and (B) any transaction pursuant to which any Restricted Subsidiary that has Indebtedness owing to the Company or another Wholly Owned Restricted Subsidiary ceases to be a Restricted Subsidiary will, in each case, be deemed to be an incurrence of such Indebtedness not permitted by this clause (4);

            (5)        guarantees of the Company’s Indebtedness or Indebtedness of any Restricted Subsidiary by the Company or any Restricted Subsidiary if such guaranteed Indebtedness is otherwise permitted to be incurred under this Indenture;

            (6)        the incurrence by the Company or any Restricted Subsidiary of Indebtedness (including, without limitation, Indebtedness represented by Capitalized Lease Obligations, mortgage financings, Purchase Money Indebtedness or other Indebtedness incurred or assumed for the purpose of financing or refinancing all or any part of the purchase price, lease expense or cost of any property or asset, tangible or intangible, including, without limitation, network assets (including, without limitation, switches, towers, software, rights-of-way, intellectual property, licenses, con- cessions, spectrum and other intangibles and facilities to house network assets used in the Company’s or any Restricted Subsidiary’s business and the capital stock or similar ownership interest of any Person engaged in substantially the same line of business as the Company and its Restrict- ed Subsidiaries or reasonably related or ancillary thereto (including, without limitation, the cost of design, development, acquisition and construction (including, without limitation, capitalized interest, installation, improvement, transportation, integration and prepaid maintenance and all reasonable related fees or expenses))) in an aggregate principal amount not to exceed (together with any Permitted Refinancing Indebtedness in respect of any Indebtedness incurred pursuant to this clause (6)) (A) $10.0 million incurred after the Issue Date and (B) $25.0 million at any one time outstanding;

            (7)        the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from agreements providing for guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock, other than guarantees or similar credit support given by the Company or any Restricted Subsidiary of Indebtedness incurred by any Person (other than the Company or any Restricted Subsidiary) acquiring all or any portion of such assets for the purpose of financing such acquisition;

            (8)        the incurrence by the Company or any Restricted Subsidiary of Indebtedness under Currency Agreements entered into in the ordinary course of business and not for speculative purposes;

            (9)        the incurrence by the Company or any Restricted Subsidiary of Indebtedness under Interest Rate Agreements entered into in the ordinary course of business and not for speculative purposes;

            (10)      the incurrence of Indebtedness by the Company or any Restricted Subsidiary in respect of workers’ compensation and claims arising under similar legislation, or pursuant to self- insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

            (11)      the incurrence of Indebtedness by the Company or any Restricted Subsidiary arising from (A) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within 5 Business Days of incurrence, (B) bankers’ acceptances, performance, surety, judgment, appeal or similar bonds, instruments or obligations; (C) completion guarantees provided or letters of credit obtained by the Company or any Restrict- ed Subsidiary, or in respect of performance, surety or appeal bonds provided, in the ordinary course of business; and (D) the financing of insurance premiums in the ordinary course of business;

            (12)      the incurrence by the Company or any Guarantor of Subordinated Indebtedness that both (x) has a maturity date and (y) does not require amortization or payments of principal until a date, in each case, that is no earlier than the date that is 90 days following the final maturity date of the Notes in an aggregate principal amount not to exceed $100.0 million at any one time outstanding;

            (13)      the incurrence of Permitted Refinancing Indebtedness; and

            (14)       (x) Indebtedness incurred by 2degrees and its Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed NZ$245.0 million (including any such Indebtedness outstanding on the Issue Date and any Permitted Refinancing Indebtedness in respect of Indebtedness incurred pursuant to this clause (14)) and (y) New Zealand Financing Indebtedness.

            (c)        Notwithstanding any other provision of this Indenture, for purposes of determining compliance with this Indenture, increases in Indebtedness solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that the Company and its Restricted Subsidiaries may incur under this Indenture.

            (d)        For purposes of determining any particular amount of Indebtedness under this Indenture:

            (i)        obligations with respect to letters of credit, guarantees or Liens, in each case supporting Indebtedness otherwise included in the determination of such particular amount, shall not be included;

            (ii)       any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.10 will not be treated as Indebtedness; and

            (iii)      accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees and the payment of interest in the form of additional Indebtedness will not be treated as Indebtedness.

            (e)        In the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in clauses (a) and (b) of this Section 4.06, the Company, in its sole discretion, shall classify items of Indebtedness and shall only be required to include the amount and type of such Indebtedness in one of such clauses and the Company shall be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in clauses (a) and (b) of this Section 4.6 , and may change the classification of an item of Indebtedness (or any portion thereof) to any other type of Indebtedness described in clauses (a) and (b) of this Section 4.06 at any time.

            SECTION 4.07.        Limitation on Restricted Payments.

            (A)        The Company shall not, and shall not permit any Restricted Subsidiary to, directly or in- directly, take any of the following actions (each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”):

            (i)        declare or pay any dividend on or make any distribution (whether made in cash, securities or other property) with respect to any of the Company’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) (other than to the Company or any Restricted Subsidiary or, with respect to a Restricted Subsidiary, pro rata to such Restricted Subsidiary’s equity holders) except for dividends or distributions payable solely in shares of the Company’s Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock;

            (ii)        purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation), directly or indirectly, any shares of the Company’s Capital Stock or any Capital Stock of any Affiliate of the Company (or any options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or a Restricted Subsidiary (other than Capital Stock (or any options, warrants or other rights to acquire such shares of Capital Stock) of any Restricted Subsidiary or any entity that be- comes a Restricted Subsidiary as a result thereof);

            (iii)    make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

            (iv)      make any Investment (other than any Permitted Investment) in any Person. If any Restricted Payment described above is not made in cash, the amount of the proposed Restricted Payment shall be the Fair Market Value of the asset to be transferred as of the date of transfer.

            (B)        [Reserved].

            (C)        Notwithstanding Section 4.07(A), the Company and any Restricted Subsidiary may take the following actions so long as (with respect to clauses (2), (3) and (4) below) no Default or Event of Default has occurred and is continuing:

            (1)        [reserved];

            (2)        the repurchase, redemption or other acquisition or retirement for value of any shares of the Company’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for (including, without limitation, any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of, shares of the Company’s Qualified Capital Stock or options, warrants or other rights to acquire such Capital Stock;

            (3)        the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Subordinated Indebtedness in exchange for, or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Company’s Qualified Capital Stock or from the incurrence of Indebtedness permitted under Section 4.06(b)(12);

            (4)        the repurchase of Capital Stock deemed to occur upon the exercise of stock options or warrants with respect to which payment of the cash exercise price has been forgiven if the cumulative aggregate value of such deemed repurchases does not exceed the cumulative aggregate amount of the exercise price of such options received;

            (5)        [reserved];

            (6)        cash payments in lieu of issuing fractional shares pursuant to the exchange or conversion of any exchangeable or convertible securities;

            (7)        the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company or any Restricted Subsidiary, options on any such shares or related stock appreciation rights or similar securities held by directors, officers or employees (or their estates or beneficiaries under their estates) other than any Permitted Holder, up- on death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided that the aggregate cash consideration paid pursuant to this clause (7) for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the Issue Date does not exceed $7.5 million;

            (8)        other Restricted Payments in an aggregate amount not to exceed $5.0 million;

            (9)        Permitted Tax Distributions; and

            (10)      [reserved].

            SECTION 4.08.        Limitation on Asset Sales.

            The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

            (1)        the consideration the Company or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

            (2)        at least 75% of the consideration the Company or such Restricted Subsidiary receives in respect of such Asset Sale (100% with respect to any Collateral) consists of: (A) cash (including, without limitation, any Net Cash Proceeds received from the conversion within 60 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale); (B) Cash Equivalents; (C) the assumption by the purchaser of (x) the Company’s Indebtedness secured by a Lien or Indebtedness of any Restricted Subsidiary secured by a Lien (other than Subordinated Indebtedness) as a result of which neither the Company nor any of the Restricted Subsidiaries remains obligated in respect of such Indebtedness or (y) Indebtedness of a Restricted Subsidiary secured by a Lien and such Restricted Subsidiary is no longer a Restricted Subsidiary as a result of such Asset Sale, if the Company and each other Restricted Subsidiary is released from any guarantee of such Indebtedness secured by a Lien as a result of such Asset Sale; or (D) a combination of the consideration specified in clauses (A) to (C); and

            (3)        the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the provisions described in clauses (1) and (2) above.

            If the Company or any Restricted Subsidiary consummates an Asset Sale (other than a NuevaTel Transaction), the Net Cash Proceeds of such Asset Sale, within 360 days after the consummation of such Asset Sale, may be used by the Company or such Restricted Subsidiary to (i) permanently repay or prepay any then outstanding Secured Indebtedness of the Company (other than Subordinated Indebtedness) or any Restricted Subsidiary (and to effect a corresponding commitment reduction if such Indebtedness consists of revolving credit borrowings) owing to a Person other than the Company or a Restricted Subsidiary; provided that Issuers simultaneously repurchase or redeem the Notes pro rata with such Indebted- ness, (ii) solely in the event of an Asset Sale that involves the sale of shares of Capital Stock in an initial public offering or other Strategic Equity Offering by 2degrees, invest the Net Cash Proceeds of such As- set Sale received by 2degrees in any Replacement Assets, or (iii) any combination of the foregoing; provided that a binding commitment shall be treated as a permitted application of Net Cash Proceeds pursuant to the foregoing so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds shall be applied to satisfy such commitment on or prior to 90 days following the expiration of such 360 day period, and such Net Cash Proceeds are in fact applied on or prior to the expiration of such 90 day period. The amount of such Net Cash Proceeds not so used as set forth in this paragraph constitutes “Excess Proceeds.” Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by this Indenture.

            When the aggregate amount of Excess Proceeds exceeds $10.0 million or upon receipt of NuevaTel Transaction Proceeds, the Company shall, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) to all Holders and to the holders of any Pari Passu Indebtedness, to the extent required by the terms thereof, on a pro rata basis (based on the principal amount of the Notes or such Pari Passu Indebtedness tendered), in accordance with the procedures set forth in this Indenture or the agreements governing any such Pari Passu Indebtedness, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Indebtedness that may be purchased with the amount of the Excess Proceeds and NuevaTel Transaction Proceeds. The offer price as to the Notes and any such Pari Passu Indebtedness will be payable in cash in an amount equal to 100% of the principal amount of the Notes and (solely in the case of Pari Passu Indebtedness) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Indebtedness, plus in each case accrued and unpaid interest (and, solely in the case of Pari Passu Indebtedness, premiums and penalties), if any, to the date of purchase.

            To the extent that the aggregate principal amount of the Notes and any such Pari Passu Indebted- ness tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Company may use the amount of such Excess Proceeds not used to prepay the Notes and Pari Passu Indebtedness for general corporate purposes that are not otherwise prohibited by this Indenture. If the aggregate principal amount of the Notes and any such Pari Passu Indebtedness exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Indebtedness shall be purchased on a pro rata basis (based on the principal amount of the Notes or such Pari Passu Indebtedness tendered). Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

            In order to make an Excess Proceeds Offer, the Company must send, by first class mail (or electronic transmission), a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Excess Proceeds Offer. Such notice shall state, among other things, (i) that an Excess Proceeds Offer is being made pursuant to this Indenture, (ii) the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days after the date on which such notice is mailed, and (iii) such information regarding the Issuers and their respective Subsidiaries as the Company in good faith believes will enable Holders to make an informed decision with respect to such Excess Proceeds Offer. Holders electing to have a Note purchased pursuant to an Excess Proceeds Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address speci- fied in the notice prior to the close of business on the fifth Business Day prior to the purchase date. If Notes are held in book entry form, Holders must submit their election in accordance with the Deposito- ry’s applicable procedures.

            The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.08, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof.

            Any purchase of Notes pursuant to this Section 4.08 shall be made pursuant to the procedures specified in Section 3.02. In such event, Section 3.06 shall be applicable to such purchase and references therein to “redeemed” and “unredeemed” shall be deemed to refer to “purchased” and “unpurchased”, respectively.

            SECTION 4.09.        Limitations on Transactions with Affiliates.

            (a)        The Company shall not, and shall not permit any Restricted Subsidiary to, directly or in- directly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets or property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary’s Affiliate (an “Af- filiate Transaction”) in excess of $1.0 million unless such transaction or series of transactions are entered into in good faith and:

            (1)        such transaction or series of transactions is on terms that, taken as a whole, are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable arm’s-length transactions with third parties that are not Affiliates;

            (2)        with respect to any transaction or series of related transactions involving aggregate payments or the transfer of assets or provision of services, in each case having a value greater than $5.0 million, the Company shall deliver an Officers’ Certificate to the Trustee certifying that such transaction or series of transactions complies with clause (1) above; and

            (3)        with respect to any transaction or series of related transactions involving aggregate payments or the transfer of assets or provision of services, in each case having a value greater than $20.0 million, the Company shall deliver (x) a resolution of its Board of Directors (set out in an Officers’ Certificate to the Trustee) resolving that such transaction complies with clause (1) above and that the fairness of such transaction has been approved by a majority of the Disinterested Directors (or in the event there is only one Disinterested Director, by such Disinterested Director) of the Company’s Board of Directors and (y) a written opinion by a nationally recognized accounting, appraisal or investment banking firm, which such opinion shall state a favorable opinion as to the fairness of the transaction to the Company or its Restricted Subsidiary.

            (b)        Notwithstanding the foregoing, the restrictions set forth in Section 4.09(a) will not apply to:

            (1)        customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including, without limitation, the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including, without limitation, stock options or legal fees, so long as the Company’s Board of Directors has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

            (2)        any Restricted Payments not prohibited by the covenant described under Section 4.7 or the making of an Investment that is a Permitted Investment;

            (3)        agreements and arrangements existing on the Issue Date and any amendment, modification, replacement or supplement thereto (including, without limitation, any amendment, modification or supplement to the Company’s limited liability company agreement in connection with the issuance of Equity Interests of the Company, pursuant to which Equity Interests will be subject to, and entitled to rights and privileges equivalent or comparable to the rights and privileges set forth under Article 13, Article 14 or Article 15 of such agreement as in effect on the Is- sue Date); provided that any such amendment, modification, replacement or supplement to the terms thereof (other than any amendment, modification or supplement described in the parenthetical set forth above in this clause (3)) is not materially more disadvantageous to the Company and the Restricted Subsidiaries, as applicable, taken as a whole than the original agreement or arrangement as in effect on the Issue Date; and provided further that such amendment, modification, replacement or supplement is in the judgment of the Company on a basis substantially similar to that which would be conducted in an arm’s-length transaction with third parties who are not Affiliates;

            (4)        any payments or other transactions pursuant to a tax sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation and Permitted Tax Distributions;

            (5)        the issuance of securities pursuant to, or for the purpose of the funding of, employment arrangements, stock options and stock ownership plans, as long as the terms thereof are or have been previously approved by the Company’s Board of Directors;

            (6)        the granting and performance of registration rights for the Company’s securities;

            (7)        transactions between or among the Company and the Restricted Subsidiaries or between or among Restricted Subsidiaries;

            (8)        the provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of the Company and the allocation of the cost of such services and of overhead and corporate group costs among the Company and its Subsidiaries consistent with GAAP and the Company’s accounting policies generally applied and cash sweeps or other banking arrangements among the Company and its Subsidiaries and repayment of such cash sweeps in the ordinary course of business; and

            (9)        any transaction or series of related transactions involving aggregate payments or the transfer of assets or the provision of services in which the Company delivers to the Trustee a written opinion of an investment banking firm of international standing, or an internationally recognized appraisal firm or accounting firm, stating that the transaction or series of transactions is fair to the Company or such Restricted Subsidiary from a financial point of view.

            Notwithstanding the foregoing provisions of this Section 4.09, if and to the extent any action by the Company or any of its Restricted Subsidiaries is not deemed to be an Affiliate Transaction pursuant to this Indenture, such action by the Company or such Restricted Subsidiary, as the case may be, shall not be deemed to be an Affiliate Transaction under this Indenture and, therefore, will not be subject to the provisions of this Section 4.09.

            SECTION 4.10.        Limitation on Liens.

            The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any Collateral, other than Permitted Collateral Liens. The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets that shall not constitute Collateral (real or personal, tangible or intangible) of the Company or any of its Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (x) in the case of Liens securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens, and (y) in all other cases, the Notes are equally and ratably secured, in each case, for so long as such Indebtedness is subject to a Lien; provided that the provisions of this Section 4.10 shall not prevent the creation, incurrence, assumption or existence of Permitted Liens with respect to property or assets not constituting Collateral.

            SECTION 4.11.        Additional Subsidiary Guarantees.

            If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Domestic Restricted Subsidiary that is not a Guarantor, or that is not, directly or indirectly, a Subsidiary of a Guarantor or if the Company or any of its Domestic Restricted Subsidiaries shall organize, acquire or otherwise invest in a Domestic Restrict- ed Subsidiary having total assets with a Fair Market Value in excess of $500,000, then such Domestic Restricted Subsidiary (or if such Domestic Restricted Subsidiary is not a first tier Subsidiary of the Company, then the applicable first tier Subsidiary, or the Company, as applicable) shall:

            (1)        execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit D hereto pursuant to which such Restricted Subsidiary (or the applicable first tier subsidiary or the Company, as applicable) shall unconditionally guarantee all of the Issuers’ obligations under the Notes and this Indenture on the terms set forth in this Indenture and supplements to the Security Documents and take all actions required thereunder to perfect the Liens created thereunder; and

            (2)        deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary (or the applicable first tier subsidiary or the Company, as applicable) and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary (or the applicable first tier subsidiary or the Company, as applicable). Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.

            Notwithstanding the foregoing, no Excluded Subsidiary shall be required to guarantee the Issuers’ obligations under the Notes.

            Each future Note Guarantee by a Restricted Subsidiary of the Company’s obligations under the Notes and this Indenture is and will be limited as necessary to prevent any such Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor of the Issuers’ obligations under the Notes and this Indenture will be released in accordance with Section 10.03 hereof.

            SECTION 4.12.        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

            (a)        The Company shall not, and shall not permit any Restricted Subsidiary to, directly or in- directly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to: (i) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits; (ii) pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; (iii) make loans or advances to the Company or any other Restricted Subsidiary; or (iv) transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

            (b)        Section 4.12(a) will not apply to:

            (1)        encumbrances or restrictions imposed by applicable law, this Indenture or the Security Documents;

            (2)        any encumbrances or restrictions created under any agreements with respect to Indebtedness of the Company or a Restricted Subsidiary permitted to be incurred subsequent to the Issue Date pursuant to Section 4.06; provided that, in the judgment of the Company, such encumbrances or restrictions on such payments described in Sections 4.12(a)(i) through (iv) will not materially impair the Company’s ability to make payment pursuant to this Indenture when due;

            (3)        encumbrances or restrictions contained in any agreement in effect on the Issue Date;

            (4)        with respect to restrictions or encumbrances referred to in Section 4.12(a)(iv), encumbrances and restrictions: (A) that restrict in a customary manner the subletting, assignment, disposition or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Company or any Restricted Subsidiary is a party; and (B) contained in operating leases for real property and restricting only the subletting, assignment, disposition or transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

            (5)        encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

            (6)        encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the provisions of Section 4.08 and Section 5.01 with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Company’s Subsidiaries by another Person;

            (7)        with respect to restrictions or encumbrances referred to in Section 4.12(a)(iv), any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien to the extent set forth in the security document governing such Lien;

            (8)        encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

            (9)        any encumbrances or restrictions existing under any agreement that extends, re- news, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in clauses (1) through (8) above and clauses (10) through (14) below; provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to Holders than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

            (10)      encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

            (11)      customary encumbrances or restrictions in joint venture agreements, operating agreements, limited liability company agreements, partnership agreements, or shareholders agreements entered into in the ordinary course of business and in good faith; provided that such encumbrance or restriction is applicable only to the joint venture, limited liability company, partnership or corporation, as applicable;

            (12)      in the case of Section 4.12(a)(iv), customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capitalized Lease Obligations for property acquired in the ordinary course of business;

            (13)      any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; or (14) any encumbrance or restriction in agreements governing Indebtedness permitted under Section 4.06(b)(14) .

            SECTION 4.13.        [Reserved].

            SECTION 4.14.        Limitation on Preferred Stock of Restricted Subsidiaries.

            The Company shall not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company other than any Preferred Stock in the form of New Zealand Financing Indebtedness.

            SECTION 4.15.        Conduct of Business.

            The Company and its Restricted Subsidiaries shall not engage in any new line of business outside of, or not reasonably related to, the business of, owning, operating and investing in Telecommunications Assets and the Telecommunications Business or otherwise providing telecommunications services and related business activities.

            SECTION 4.16.        Maintenance of Properties; Insurance.

            The Company shall, and shall cause each of its Restricted Subsidiaries to, (a) keep all property necessary to the conduct of its business in good working order and condition, ordinary wear and tear excepted and subject to the occurrence of casualty events, and (b) maintain, with insurance companies reasonably determined by the Company to be financially sound and reputable or in accordance with self insurance practices, insurance on all such property to the extent insurable at commercially reasonable rates as determined by the Company and against all such risks as reasonably determined by the Board of Directors of the Company.

            SECTION 4.17.        Compliance with Laws.

            The Company shall, and shall cause each of its Restricted Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so would not result in a material adverse effect on the Company and its Restricted Subsidiaries, taken as a whole.

            SECTION 4.18.        Existence.

            The Company shall, and shall cause each of its Restricted Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 5.01 or any other transaction permitted by this Indenture, and the Company shall not be required to preserve any such right, franchise, permit, license or legal existence with respect to itself or any Restricted Subsidiary if the Company shall determine in good faith that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries.

            SECTION 4.19.        Payments for Consent.

            The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

            SECTION 4.20.        Change of Control Offer.

            Upon the occurrence of a Change of Control, each Holder will have the right to require that the Issuers purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase; provided, however, that such right to require the Company to make a Change of Control Offer shall not apply to Notes with respect to which a notice of redemption has been delivered on or prior to the date such Change of Control occurs unless the Issuers default in their obligation to pay the redemption price plus accrued interest as described under Article Three.

            Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail (or electronic transmission), a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the fifth Business Day prior to the Change of Control Payment Date (or in accordance with the procedures of the Depository).

            The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

            The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions under this Section 4.20, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under this Section 4.20 by virtue thereof.

            SECTION 4.21.        Existence of Corporate Co-Issuer.

            The Company will always maintain a Wholly Owned Subsidiary that is a Restricted Subsidiary of the Company organized as a corporation under the laws of the United States of America, any state thereof or the District of Columbia that will serve as a co-issuer of the Notes unless the Company is itself a corporation under the laws of the United States of America, any state thereof or the District of Columbia.

            SECTION 4.22.        Limitation on Activities of the Co-Issuer.

            The Co-Issuer may not hold any material assets, become liable for any material obligations, en- gage in any trade or business, or conduct any business activity, other than (1) the issuance of its Capital Stock to the Company or any wholly owned Restricted Subsidiary of the Company, (2) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Notes and any other Indebtedness that is permitted to be incurred by the Company under Section 4.06; provided that the Net Cash Proceeds of such Indebtedness are not retained by the Co-Issuer, and (3) activities incidental thereto. Neither the Company nor any Restricted Subsidiary shall engage in any transaction with the Co-Issuer in violation of the immediately preceding sentence.

ARTICLE FIVE

SUCCESSOR CORPORATION

            SECTION 5.01.        Merger, Consolidation and Sale of Assets.

            Neither Issuer will, in a single transaction or through a series of transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of, or take any action pursuant to any resolution passed by the Board of Directors of the Company or the Co-Issuer or equity holders with respect to a demerger or division pursuant to which the Company or the Co-Issuer would dispose of, all or substantially all of the properties and assets of the Company or the Co- Issuer to any other Person or Persons and neither the Company nor the Co-Issuer shall permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons.

            The foregoing paragraph shall not apply if:

            (1)        at the time of, and immediately after giving effect to, any such transaction or series of transactions, either the Company or the Co-Issuer, as applicable, will be the continuing Person or the Person (if other than the Company or the Co-Issuer) formed by or surviving any such consolidation, amalgamation or merger or to which such sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of the Company and the Restricted Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

            (x)        shall be duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and

            (y)        shall expressly assume, by supplemental indenture (in form and sub- stance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and this Indenture on the part of the Company or the Co-Issuer, as applicable, to be performed or observed;

            (2)        immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Company or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

            (3)        immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Surviving Entity could incur at least $1.00 of additional Indebtedness under the provisions of Section 4.06 or the Consolidated Leverage Ratio for the Surviving Entity and its Restricted Subsidiaries would be lower than such ratio prior to such transaction;

            (4)        any of the property or assets of the Company or the Co-Issuer would not there- upon become subject to any Lien (other than a Permitted Lien); and

            (5)        the Issuers or the Surviving Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of this Indenture, that all conditions precedent in this Indenture relating to such transaction have been satisfied and that the supplemental indenture is a legal, valid, binding and enforceable obligation of the Issuers or the Surviving Entity, as applicable.

            For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Issuers, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Issuers, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuers.

            Notwithstanding the foregoing clauses (1), (2), (3) and (4), the Issuers may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing either Issuer in another state of the United States or in the District of Columbia. In addition, subject to compliance with Section 4.21, nothing in this Indenture will prevent any Restricted Subsidiary from consolidating with, merging into or transferring all or substantially all of its properties and assets to either Issuer or any other Restricted Subsidiary.

            Notwithstanding the foregoing, a NuevaTel Transaction will be permitted without compliance with Article Five of this Indenture.

            SECTION 5.02.        Successor Person Substituted.

            Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of either Issuer in accordance with Section 5.01 in which such Issuer is not the continuing entity, the successor Person formed by such consolidation or into which such Issuer is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under this Indenture and the Notes with the same effect as if such surviving entity had been named as such and such Issuer shall thereafter be released from all of its obligations under this Indenture and the Notes.

ARTICLE SIX

DEFAULTS AND REMEDIES

            SECTION 6.01.        Events of Default.

            Each of the following shall be an “Event of Default”:

            (1)        the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

            (2)        the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Excess Proceeds Offer);

            (3)        a default in the observance or performance of any other covenant or agreement of the Company or of any Restricted Subsidiary contained in this Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to Section 5.01, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

            (4)        the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions or waivers thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than the Notes), the failure to pay when due (giving effect to any applicable grace periods and any extensions or waivers thereof) any installment of interest on any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than the Notes), or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled, waived or otherwise cured within 30 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration), if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or any installment of interest when due, or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $15.0 million or more at any time;

            (5)        one or more final judgments (not covered by insurance) in an aggregate amount in excess of $15.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

            (6)        the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

            (a)        commences a voluntary case,

            (b)        consents to the entry of an order for relief against it in an involuntary case,

            (c)        consents to the appointment of a Custodian of it or for all or substantially all of its assets, or (d) makes a general assignment for the benefit of its creditors;

            (7)        a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (a)        is for relief against the Company or any Significant Subsidiary as debtor in an involuntary case,

            (b)        appoints a Custodian of the Company or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Company or any Significant Subsidiary, or

            (c)        orders the liquidation of the Company or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days;

            (8)        any Note Guarantee of a Subsidiary ceases to be in full force and effect or any Note Guarantee of a Subsidiary is declared to be null and void and unenforceable or any Note Guarantee of a Subsidiary is found to be invalid or any Guarantor that is a Subsidiary denies its liability under its Note Guarantee (other than by reason of release of a Guarantor in accordance with the terms of this Indenture) and, in each case, remains uncured for a period of 60 days; or

            (9)        any security interest and Lien purported to be created by any Security Document shall cease to be in full force and effect with respect to a material portion of the Collateral, or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens with respect to a material portion of the Collateral, or material rights, powers and privileges purported to be created and granted under such Security Document (including a perfected first priority security interest in, and Lien on, all of the Collateral thereunder (except as otherwise expressly provided in such Security Document)) in favor of the Collateral Agent, or shall be asserted by the Company or any of its Significant Subsidiaries party to any Security Document not to be a valid, perfected, first priority (except as otherwise expressly provided in this Indenture or such Security Document) security interest in or Lien on the Collateral covered thereby and, in each case, remains uncured for a period of 60 days after notice thereof from the Collateral Agent and the Collateral with respect thereto has a Fair Market Value in excess of $500,000.

            SECTION 6.02.        Acceleration.

            If an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 6.1 with respect to the Company) shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable.

            If an Event of Default specified in clause (6) or (7) of Section 6.01 with respect to the Company occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

            At any time after a declaration of acceleration with respect to the Notes as described in the pre- ceding paragraph, the Holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences by written notice to the Company and the Trustee:

            (1)        if the rescission would not conflict with any judgment or decree;

            (2)        if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

            (3)        to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

            (4)        if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances (including its agents and counsel); and

            (5)        in the event of the cure or waiver of an Event of Default of the type described in clause (6) or (7) of Section 6.01, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

            SECTION 6.03.        Other Remedies.

            If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, and interest on, the Notes or to enforce the performance of any provision of the Notes, this Indenture and, subject to the terms thereof, the Security Documents and may take any necessary action requested of it as Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

            The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. Except as set forth in Section 2.08, no remedy is exclusive of any other remedy, and all available remedies are cumulative. Any costs associated with actions taken by the Trustee under this Section 6.03 shall be reimbursed to the Trustee by the Issuers.

            SECTION 6.04.        Waiver of Past Defaults and Events of Default.

            Subject to Sections 6.02, 6.08 and 8.02, the Holders of a majority in aggregate principal amount of the notes then outstanding have the right to waive any existing Default or compliance with any provision of this Indenture or the Notes. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

            SECTION 6.05.        Control by Majority.

            Subject to the terms of the Security Documents, the Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines in good faith may be unduly prejudicial to the rights of another Holder not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Responsible Officer, determine that the proceedings so directed may result in costs and expenses of the Trustee for which it has no source of payment or recovery or involve it in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

            SECTION 6.06.        Limitation on Suits.

            No Holder shall have any right to institute any proceeding with respect to this Indenture or for any remedy hereunder, unless the Trustee:

            (1)        has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

            (2)        has been offered indemnity and security satisfactory to it in its reasonable judgment against loss, cost, expense and liability; and

            (3)        has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of Section 6.01) .

            SECTION 6.07.        No Personal Liability.

            No past, present or future manager, member, partner, director, officer, employee, incorporator or stockholder of any Issuer or any Guarantor shall have any liability for any obligations of the Issuers under the Notes or this Indenture or of any Guarantor under its Note Guarantee or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.

            SECTION 6.08.        Rights of Holders To Receive Payment.

            Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, or premium, if any, and interest on a Note on or after the respective due dates expressed in the Note, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

            SECTION 6.09.        Collection Suit by Trustee.

            If an Event of Default in payment of principal, premium or interest specified in clause (1) or (2) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuers or any Guarantor (or any other obligor on the Notes) for the whole amount of unpaid principal and accrued interest remaining unpaid, together with interest on over- due principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate set forth in the Notes.

            SECTION 6.10.        Trustee May File Proofs of Claim.

            The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relating to an Issuer or any Guarantor (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.

            Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceedings.

            SECTION 6.11.        Priorities.

            Subject to the terms of the Security Documents, if the Trustee collects any money pursuant to this Article Six, it shall pay out the money in the following order:

            FIRST: to the Trustee (in each of its capacities under the Indenture) and the Collateral Agent for for amounts due under Section 7.07 of this Indenture and under the Security Documents;

            SECOND: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest as to each, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes; and

            THIRD: to the Issuers or, to the extent the Trustee collects any amount from any Guarantor, to such Guarantor.

            The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.11. At least 15 days before such record date, the Trustee shall mail to each Holder and the Issuers a notice that states the record date, the payment date and the amount to be paid.

            SECTION 6.12.        Undertaking for Costs.

            In any suit for the enforcement of any right or remedy hereunder or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.12 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.08 or a suit by Holders of more than 10% in principal amount of the Notes then outstanding.

ARTICLE SEVEN

TRUSTEE

            SECTION 7.01.        Duties of Trustee.

            (a)        If an Event of Default actually known to a Responsible Officer of the Trustee has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this In- denture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the same circumstances in the conduct of his or her own affairs.

            (b)        Except during the continuance of an Event of Default:

            (1)        the Trustee need perform only those duties that are specifically set forth in this Indenture and no others; and

            (2)        in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture but, in the case of any such certificates or opinions which by any provision hereof are required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether they conform on their face to the requirements hereof (but need not confirm or investigate the ac- curacy of mathematical calculations or other facts stated therein).

            (c)        The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

            (1)        this clause (c) does not limit the effect of clause (b) of this Section 7.01;

            (2)        the Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

            (3)        the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the terms hereof; and

            (4)        no provision hereof shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights, powers or duties if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

            (d)        Whether or not therein expressly so provided, paragraphs (a), (b), (c) and (e) of this Section 7.01 shall govern every provision of this Indenture that in any way relates to the Trustee.

            (e)        The Trustee may refuse to perform any duty or exercise any right or power unless it receives reasonable indemnity and security satisfactory to it in its sole discretion against any loss, liability, expense or fee.

            (f)        The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuers or any Guarantor. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by the law.

            (g)        Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

            SECTION 7.02.        Rights of Trustee.

            Subject to Section 7.01:

            (1)        The Trustee may rely on any document reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

            (2)        Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, or both, which shall conform to the provisions of Section 11.05. The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

            (3)        The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

            (4)        The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers; provided that the Trustee’s conduct does not constitute negligence or willful misconduct.

            (5)        The Trustee may consult with counsel of its selection, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

            (6)        The Trustee shall not be deemed to have knowledge of any Default or Event of Default except (i) any Event of Default occurring pursuant to clause (1) or (2) of Section 6.01 or (ii) any Event of Default of which the Trustee shall have received written notification or other- wise obtained actual knowledge. In the absence of such notice, the Trustee may conclusively assume there is no Default except as aforesaid.

            (7)        The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture, and may refuse to perform any duty or exercise any such rights or powers, unless it shall have been offered reasonable indemnity and security satisfactory to it against the cost, loss, expenses and liabilities which may be incurred by it in connection with such exercise of its rights or powers.

            (8)        The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate (including any Officers’ Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Issuers, to examine the books, records, and premises of the Issuers, personally or by agent or attorney at the sole cost of the investigation. Except with respect to Sections 4.01, 4.02 (subject to clause 12 below) and 4.04, the Trustee shall have no duty to inquire as to the performance of the Issuers’ and the Guarantors’ covenants set forth herein.

            (9)        The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

            (10)      The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties hereunder.

            (11)      The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

            (12)      Delivery of reports, information and documents to the Trustee under Section 4.02 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein, including the Issuers’ compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on the Officers’ Certificate).

            (13)      In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

            SECTION 7.03.        Individual Rights of Trustee.

            The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with the either of the Issuers or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee, however, shall be subject to Sections 7.10 and 7.11. Additionally, in the event that the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict within 90 days or resign.

            SECTION 7.04.        Trustee’s Disclaimer.

            The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes or any Note Guarantee, it shall not be accountable for the Issuers’ or any Guarantor’s use of the proceeds from the sale of Notes or any money paid to the Issuers or any Guarantor pursuant to the terms of this Indenture and it shall not be responsible for the use or application of money received by any Paying Agent other than the Trustee. The Trustee shall not be responsible for any statement in the Notes, any Note Guarantee, this Indenture or any other document in connection with the sale of the Notes other than its certificate of authentication.

            SECTION 7.05.        Notice of Defaults.

            The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder actually known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with Section 5.01, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is not opposed to the interest of the Holders.

            SECTION 7.06.        Reports by Trustee to Holders.

            Within 60 days after May 15 of any year, commencing May 15, 2017, the Trustee shall mail to each Holder a brief report dated as of such reporting date that complies with TIA § 313(a).

Reports pursuant to this Section 7.06 shall be transmitted by mail:

            (1)        to all Holders, as the names and addresses of such Holders appear on the Registrar’s books; and

            (2)        to such Holders as have, within the two years preceding such transmission, filed their names and addresses with the Trustee for that purpose.

            SECTION 7.07.        Compensation and Indemnity.

            The Issuers and the Guarantors shall pay to the Trustee, Agents and Collateral Agent from time to time reasonable compensation for their services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as agreed to in writing from time to time by the Trustee and the Issuers. The Issuers and the Guarantors shall reimburse the Trustee, Agents and the Collateral Agent upon request for all reasonable out-of-pocket disbursements, expenses and advances incurred or made by them in connection with their duties under this Indenture, including the reasonable compensation, disbursements and expenses of the Trustee’s and the Collateral Agent’s agents and counsel.

            The Issuers and the Guarantors shall indemnify each of the Trustee, any predecessor Trustee, each Agent, the Collateral Agent and their respective officers, directors, employees and agents for, and hold each of them harmless against, any and all loss, damage, claim, liability or expense, including, with- out limitation, taxes (other than taxes based on the income of the Trustee, such Agent or the Collateral Agent) and reasonable attorneys’ fees and expenses incurred by each of them in connection with the acceptance or performance of its duties under this Indenture including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder (including, without limitation, settlement costs) whether brought by the Issuers, the Guarantors or any other Person. The Trustee, Agent or Collateral Agent shall notify the Issuers and the Guarantors in writing promptly of any claim asserted against the Trustee, Agent or Collateral Agent for which it may seek indemnity. However, the failure by the Trustee, Agent or Collateral Agent to so notify the Issuers and the Guarantors shall not relieve the Issuers and Guarantors of their obligations hereunder except to the extent the Issuers and the Guarantors are prejudiced thereby. The Issuers shall not be obligated to pay for any settlement made without their consent, which shall not be unreasonably withheld.

            In the event of any claim asserted against the Trustee, Agent or Collateral Agent for which it may seek indemnity hereunder, the Issuers may, at their sole cost and expense, elect by notice to the Trustee, Agent or the Collateral Agent, as the case may be, to assume the defense of such claim. If the Issuers assume the defense of any such claim, the Issuers shall be entitled to select counsel satisfactory to them and take all steps necessary in the settlement or defense thereof; provided, that no settlement shall be made without the prior written consent of the Trustee, Agent or Collateral Agent, as applicable, unless the settlement involves only payment of money damages by the Trustee, Agent or Collateral Agent, as the case may be, and a release of the Trustee, Agent or Collateral Agent, as the case may be, from all liability.

            The Trustee, Agent or Collateral Agent, as applicable, shall have the right to employ a single separate counsel in any such action or proceeding and participate in the investigation and defense thereof, and the Company shall pay the reasonable fees and expenses of such separate counsel; provided, however, that the Trustee, Agent or Collateral Agent, as applicable, may only employ separate counsel at the expense of the Company if in the judgment of the Trustee, Agent or Collateral Agent, as applicable, (i) a conflict of interest exists by reason of common representation or (ii) there are legal defenses available to the Trustee, Agent or Collateral Agent, as applicable, that are different from or are in addition to those available to the Company or if all parties commonly represented do not agree as to the action (or inaction) of counsel.

            Notwithstanding the foregoing, the Issuers and the Guarantors need not reimburse the Trustee, any Agent or the Collateral Agent for any expense or indemnify it against any loss, damage, claim or liability incurred by the Trustee, such Agent or the Collateral Agent through its negligence (gross negligence in the case of the Collateral Agent) or willful misconduct as finally adjudicated by a court of competent jurisdiction. To secure the payment obligations of the Issuers and the Guarantors in this Section 7.07, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee except such money or property held in trust to pay principal of and interest on particular Notes. The obligations of the Issuers and the Guarantors under this Section 7.07 to compensate and indemnify the Trustee, Agents, the Collateral Agent and each predecessor Trustee and to pay or reimburse the Trustee, Agents, the Collateral Agent and each predecessor Trustee for expenses, disbursements and advances shall survive the resignation or removal of the Trustee and the satisfaction, discharge or other termination of this Indenture, including any termination or rejection hereof under any Bankruptcy Law.

            When the Trustee or the Collateral Agent incurs expenses or renders services after an Event of Default specified in clause (6) or (7) of Section 6.01 occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

            For purposes of this Section 7.07, the term “Trustee” shall include any trustee appointed pursuant to this Article Seven.

            SECTION 7.08.        Replacement of Trustee.

            The Trustee may resign at any time by so notifying the Issuers and the Guarantors in writing. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by notifying the Issuers and the removed Trustee in writing and may appoint a successor Trustee with the Issuers’ written consent, which consent shall not be unreasonably withheld. The Issuers may remove the Trustee at their election if:

            (1)        the Trustee fails to comply with Section 7.10;

            (2)        the Trustee is adjudged a bankrupt or an insolvent or an order of relief is entered with respect to the Trustee under any Bankruptcy Law;

            (3)        a receiver or other public officer takes charge of the Trustee or its property; or

            (4)        the Trustee otherwise becomes incapable of acting.

            If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuers shall promptly appoint a successor Trustee. If a Trustee is removed with or without cause, all fees and expenses (including the reasonable fees and expenses of counsel) of the Trustee incurred in the administration of the trust or in performing the duties hereunder shall be paid to the Trustee to the extent provided in Section 7.07.

            If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuers or the Holders of at least 10% in aggregate principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

            If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

            A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Immediately following such delivery, the retiring Trustee shall, subject to its rights under Section 7.07, transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuers’ obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

            SECTION 7.09.        Successor Trustee by Consolidation, Merger, etc.

            If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another entity, subject to Section 7.10, the successor entity without any further act shall be the successor Trustee; provided such entity shall be otherwise qualified and eligible under this Article Seven.

            SECTION 7.10.        Eligibility; Disqualification.

            This Indenture shall always have a Trustee who satisfies the requirements of TIA § 310(a)(1) and (2) in every respect. The Trustee (together with its corporate parent) shall have a combined capital and surplus of at least $50,000,000 as set forth in the most recent applicable published annual report of condition. The Trustee shall comply with TIA § 310(b), including the provision in § 310(b)(1). The Trustee hereby waives any right to set off any claim that it may have against the Company in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Company held by the Trustee.

            SECTION 7.11.        [Reserved].

            SECTION 7.12.        Paying Agents.

            The Issuers shall cause each Paying Agent other than the Trustee to execute and deliver to them and the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 7.12:

            (A)        that it will hold all sums held by it as agent for the payment of principal of, or premium, if any, or interest on, the Notes (whether such sums have been paid to it by the Issuers or by any obligor on the Notes) in trust for the benefit of the Holders or the Trustee;

            (B)        that it will at any time during the continuance of any Event of Default, upon written request from the Trustee, deliver to the Trustee all sums so held in trust by it together with a full accounting thereof; and

            (C)        that it will give the Trustee written notice within three (3) Business Days of any failure of the Issuers (or by any obligor on the Notes) in the payment of any installment of the principal of, premium, if any, or interest on, the Notes when the same shall be due and payable.

            SECTION 7.13.        [Reserved].

ARTICLE EIGHT

AMENDMENTS, SUPPLEMENTS AND WAIVERS

            SECTION 8.01. Without Consent of Holders.

            The Issuers and the Trustee may, without the consent of any Holders, modify, amend or supplement this Indenture:

            (1)        to evidence the succession of another Person to the Issuers and the assumption by any such successor of the covenants in this Indenture and in the Notes in accordance with Section 5.01;

            (2)        to add to the Issuers’ covenants and those of any other obligor under this Indenture or the Notes for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any other obligor under this Indenture or the Notes, as applicable;

            (3)        to add a Guarantor in accordance with this Indenture and, if permitted by the terms of and limitations set forth in this Indenture, to release a Guarantor under this Indenture;

            (4)        to evidence and provide the acceptance of the appointment of a successor trustee under this Indenture;

            (5)        to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the Holders as additional security for the payment and performance of the Issuers’ obligations under this Indenture, in any property or assets, including any of which are required to be mortgaged, pledged or hypothecated or in which a security interest is required to be granted to the Trustee pursuant to this Indenture;

            (6)        [reserved];

            (7)        to conform any provision of this Indenture to the “Description of Notes” section of the Offering Memorandum; or

            (8)        to cure ambiguities, defects, omissions, mistakes or inconsistencies or to make changes that do not adversely affect the rights of the Holders in any material respects.

            The Trustee is hereby authorized to join with the Issuer, the Co-Issuer and the Guarantors in the execution of any supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations which may be therein contained, but the Trustee shall not be obligated to enter into any such supplemental indenture which adversely affects its own rights, duties or immunities under this Indenture. The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

            SECTION 8.02.        With Consent of Holders.

            (a)        Subject to clause (b) of this Section 8.02, this Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, this Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in aggregate principal amount of the Notes then outstanding; provided that, without the consent of each Holder affected, no amendment or waiver may:

            (1)        reduce the amount of Notes whose Holders must consent to an amendment;

            (2)        reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

            (3)        reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

            (4)        make any Notes payable in money other than that stated in the Notes;

            (5)        make any change in provisions of this Indenture protecting the contractual right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

            (6)        after the Issuers’ obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

            (7)        modify or change any provision of this Indenture or the related definitions affect- ing the ranking of the Notes in a manner which adversely affects the Holders;

            (8)        [reserved];

            (9)        release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or this Indenture otherwise than in accordance with the terms of this In- denture; or

            (10)      make any change in this Section 8.02.

            (b)        In addition, without the consent of the Holders of at least 75% in aggregate principal amount of Notes then outstanding, no amendment, supplement or waiver may (1) modify any Security Document or the provisions of this Indenture dealing with the Collateral or the Security Documents that would have the impact of releasing all or substantially all of the Collateral from the Liens of the Security Documents (except as permitted by the terms of this Indenture and the Security Documents) or change or alter the priority of the security interests in the Collateral or (2) make any change in any Security Document or the provisions in this Indenture dealing with the Collateral or the Security Documents or the application of proceeds of the Collateral that would adversely affect the Holders in any material respect.

            After an amendment, supplement or waiver under this Section 8.02 becomes effective, the Issuers shall mail to the Holders a notice briefly describing the amendment, supplement or waiver.

            Upon the written request of the Issuers, accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the receipt by the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Holders as aforesaid and upon receipt by the Trustee of the documents described in Section 8.06, the Trustee shall join with the Issuers and the Guarantors in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture, in which case the Trustee may, but shall not be obligated to, enter into such supplemental indenture.

            It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

            SECTION 8.03.        [Reserved].

            SECTION 8.04.        Revocation and Effect of Consents.

            Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note. Any such Holder or subsequent Holder, however, may revoke the consent as to his Note or portion of a Note, if the Trustee receives the written notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

            The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver. If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained prior to the expiration of such consent.

            After an amendment, supplement, waiver or other action becomes effective, it shall bind every Holder, unless it makes a change described in Section 8.02(a)(1) through (10) without the consent of the requisite number of Holders. In that case the amendment, supplement, waiver or other action shall bind each Holder who has consented to it and every subsequent Holder or portion of a Note that evidences the same debt as the consenting Holder’s Note.

            SECTION 8.05.        Notation on or Exchange of Notes.

            If an amendment, supplement, or waiver changes the terms of a Note, the Trustee (in accordance with the specific written direction of the Issuers) shall request the Holder (in accordance with the specific written direction of the Issuers) to deliver it to the Trustee. In such case, the Trustee shall place an appropriate notation on the Note about the changed terms and return it to the Holder. Alternatively, if the Issuers so determine, the Issuers in exchange for the Note shall issue, the Guarantors shall endorse, and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

            SECTION 8.06.        Trustee To Sign Amendments, etc.

            The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article Eight if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment, supplement or waiver the Trustee shall be entitled to receive and, subject to Section 7.01, shall be fully protected in relying conclusively upon a Company Board Resolution, an Officers’ Certificate and an Opinion of Counsel stating, in addition to the matters required by Section 11.04, that such amendment, supplement or waiver is authorized or permitted by this Indenture and all conditions precedent required hereunder to such amendment, supplement or waiver have been satisfied and that it constitutes a legal, valid, binding and enforceable obligation of the Issuers and any Guarantors party thereto.

ARTICLE NINE

DISCHARGE OF INDENTURE; DEFEASANCE

            SECTION 9.01.        Discharge of Indenture.

            The Issuers may terminate their obligations and the obligations of the Guarantors under the Notes, the Note Guarantees and this Indenture, except the obligations referred to in the last paragraph of this Section 9.01, when:

            (1)        either:

            (a)        all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)        all Notes not theretofore delivered to the Trustee for cancellation (x) have be- come due and payable, (y) will become due and payable within one year or (z) are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

            (2)        the Issuers have paid all other sums payable under this Indenture by the Issuers; and

            (3)        the Issuers have delivered irrevocable instructions to the Trustee to apply the de- posited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be. In addition, the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

            After such delivery, the Trustee shall acknowledge in writing the discharge of the Issuers’ and the Guarantors’ obligations under the Notes, the Note Guarantees and this Indenture except for those surviving obligations specified below.

            Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuers in Sections 7.07, 9.05 and 9.06 shall survive.

            SECTION 9.02.        Legal Defeasance.

            The Issuers may, at their option by Board Resolution and at any time, elect to have their obligations discharged with respect to the outstanding Notes and the Guarantors discharged from their obligations under the Note Guarantees on the date the conditions set forth in Section 9.04 are satisfied (“Legal Defeasance”). Such Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of their other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall, subject to Section 9.06, execute instruments in form and substance reasonably satisfactory to the Trustee and the Issuers acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder:

            (1)        the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

            (2)        the Issuers’ obligations with respect to such Notes under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.11 and 4.18;

            (3)        the rights, powers, trust, duties and immunities of the Trustee hereunder (including claims of, or payments to, the Trustee under or pursuant to Section 7.07) and the Issuers’ obligations in connection therewith; and

            (4)        this Article Nine.

            Subject to compliance with this Article Nine, the Issuers may exercise their option under this Section 9.02 with respect to the Notes notwithstanding the prior exercise of their option under Section 9.03 with respect to the Notes.

            SECTION 9.03.        Covenant Defeasance.

            At the option of the Issuers, pursuant to Board Resolutions, (x) the Issuers and the Guarantors shall be released from their respective obligations under Sections 4.02, 4.05 through 4.16, inclusive, 4.20 and clause (3) of the second paragraph of Section 5.01 and (y) clauses (3), (4), (5) and (8) of Section 6.01 shall no longer apply with respect to the outstanding Notes on and after the date the conditions set forth in Section 9.04 are satisfied (hereinafter, “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that the Issuers and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section or portion thereof, whether directly or indirectly by reason of any reference elsewhere herein to any such specified Section or portion thereof or by reason of any reference in any such specified Section or portion thereof to any other provision herein or in any other document, but the remainder of this Indenture and the Notes shall be unaffected thereby.

            Subject to compliance with this Article Nine, the Issuers may exercise their option under this Section 9.03 with respect to the Notes notwithstanding the prior exercise of their option under Section 9.02 with respect to the Notes.

            SECTION 9.04.        Conditions to Legal Defeasance or Covenant Defeasance.

            The following shall be the conditions to application of Section 9.02 or Section 9.03 to the outstanding Notes:

            (1)        the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

            (2)        in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that:

            (x)        the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling; or

            (y)        since the date of this Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

            (3)        in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that the Holders will not recognize in- come, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

            (4)        no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

            (5)        such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under this Indenture (other than a Default or an Event of De- fault resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Issuers or any of their Significant Subsidiaries is a party or by which the Issuers or any of their Significant Subsidiaries is bound;

            (6)        the Issuers shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others;

            (7)        the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Le- gal Defeasance or the Covenant Defeasance have been complied with; and

            (8)        the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that assuming no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Issuers, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

            Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers.

            SECTION 9.05.        Deposited Money and U.S. Government Obligations To Be Held in Trust; Other Miscellaneous Provisions.

            All money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 9.04 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal, premium, if any, and accrued interest, but such money need not be segregated from other funds except to the extent required by law.

            The Issuers and the Guarantors shall (on a joint and several basis) pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations de- posited pursuant to Section 9.04 or the principal, premium, if any, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the out- standing Notes.

            Anything in this Article Nine to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuers from time to time any money or U.S. Government Obligations held by it as provided in Section 9.04 which, in the opinion of a nationally recognized firm of independent public accountants ex- pressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

             SECTION 9.06.        Reinstatement.

            If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01, 9.02 or 9.03 by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Issuers’ and each Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to this Article Nine until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 9.01; provided that if the Issuers or the Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Notes because of the reinstatement of their obligations, the Issuers or the Guarantors, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

            SECTION 9.07.        Moneys Held by Paying Agent.

            In connection with the satisfaction and discharge of this Indenture, all moneys then held by any Paying Agent under the provisions of this Indenture shall, upon written demand of the Issuers, be paid to the Trustee, or if sufficient moneys have been deposited pursuant to Section 9.04, to the Issuers (or, if such moneys had been deposited by the Guarantors, to such Guarantors), and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

            SECTION 9.08.        Moneys Held by Trustee.

            Subject to applicable escheatment law, any moneys deposited with the Trustee or any Paying Agent or then held by the Issuers or the Guarantors in trust for the payment of the principal of, or premium, if any, or interest on, any Note that are not applied but remain unclaimed by the Holder of such Note for two years after the date upon which the principal of, or premium, if any, or interest on, such Note shall have respectively become due and payable shall be repaid to the Issuers (or, if appropriate, the Guarantors), or if such moneys are then held by the Issuers or the Guarantors in trust, such moneys shall be re- leased from such trust; and the Holder of such Note entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Issuers and the Guarantors for the payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; pro- vided that the Trustee or any such Paying Agent, before being required to make any such repayment, may, at the expense of the Issuers and the Guarantors, mail to each Holder affected, at the address shown in the register of the Notes maintained by the Registrar pursuant to Section 2.04, a notice that such money re- mains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing, any unclaimed balance of such moneys then remaining will be repaid to the Issuers (or, if applicable, the Guarantors). After payment to the Issuers or the Guarantors or the release of any money held in trust by the Issuers or any Guarantors, as the case may be, Holders entitled to the money must look only to the Issuers and the Guarantors for payment as general creditors unless applicable abandoned property law designates another Person.

ARTICLE TEN

GUARANTEE OF NOTES

            SECTION 10.01.      Guarantee.

            Subject to the provisions of this Article Ten, each Guarantor, by execution of this Indenture, jointly and severally, unconditionally guarantees (each, a “Note Guarantee” and collectively, the “Note Guarantees”) to each Holder of a Note authenticated and delivered by the Trustee (i) the due and punctual payment of the principal of and interest on each Note, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of and interest on the Notes, to the extent lawful, and the due and punctual payment of all other Obligations of the Issuers to the Holders or the Trustee and due and punctual performance of all obligations of the Issuers to the Holders or the Trustee all in accordance with the terms of such Note and this Indenture, and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other Obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise. Each Guarantor, by execution of this Indenture, agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any such Note or this Indenture, any failure to enforce the provisions of any such Note, this Indenture, any waiver, modification or indulgence granted to the Issuers with respect thereto by the Holder of such Note, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or such Guarantor.

            Each Guarantor hereby waives diligence, presentment, demand for payment, filing of claims with a court in the event of a bankruptcy of the Issuers, any right to require a proceeding first against the Issuers, protest or notice with respect to any such Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Note Guarantee will not be discharged as to any such Note except by payment in full of the principal thereof and interest thereon. Each Guarantor hereby agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Obligations as provided in Article Six, such Obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of this Note Guarantee.

            SECTION 10.02.      Limitation of Guarantee.

            The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

            SECTION 10.03.      Release of Guarantor.

            A Guarantor shall be released from its obligations under its Note Guarantee and its obligations under this Indenture and the Security Documents:

            (1)        in the event of dissolution of such Guarantor;

            (2)        if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of this Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

            (3)        upon the Legal Defeasance or Covenant Defeasance of the Notes or upon satisfaction and discharge of this Indenture, in each case pursuant to the provisions of Article Nine hereof; or

            (4)        upon (x) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer after which the applicable Guarantor is no longer a Restricted Subsidiary), (y) the sale of substantially all of the assets of such Guarantor or (z) such Guarantor ceasing to be a wholly owned first tier Domestic Restricted Subsidiary of the Company, in each case, in compliance with this Indenture, including Section 4.08 and Article Five;

and in each such case, the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transactions have been complied with and that such release is authorized and permitted hereunder.

            The Trustee shall execute any documents reasonably requested by the Issuers or a Guarantor in order to evidence the release of such Guarantor from its obligations under its Note Guarantee endorsed on the Notes and under this Article Ten.

            SECTION 10.04.      Waiver of Subrogation.

            Until the Notes have been paid in full, each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against the Issuers that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under its Note Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder of Notes against the Issuers, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Issuers, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or Notes on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Notes shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall forthwith be paid to the Trustee for the benefit of such Holders to be credited and applied upon the Notes, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.04 is knowingly made in contemplation of such benefits.

ARTICLE ELEVEN

MISCELLANEOUS

            SECTION 11.01.      [Reserved].

            SECTION 11.02.      Notices.

            Except for notice or communications to Holders, any notice or communication shall be given in writing and delivered in person, sent by facsimile, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows: If to either Issuer or any Guarantor:

Trilogy International Partners LLC
Trilogy International Finance Inc.
155 108th Avenue NE, Suite 400
Bellevue, WA 98004
Attention: Secretary
Fax Number: (425) 458-5998

            with, in the case of any notice furnished pursuant to Article Six, a copy to:

Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036
Attention: Gregg S. Lerner, Esq.
Fax Number: (212) 373-7910

            If to the Trustee:

Wells Fargo Bank, National Association
333 S. Grand Avenue, 5th Floor, Suite 5A
Los Angeles, CA 90071
MAC: E2064-05A
Attention: Corporate, Municipal and Escrow Services
Fax Number: (213) 253-7598

            Such notices or communications shall be effective when received and shall be sufficiently given if so given within the time prescribed in this Indenture.

            The Issuers, the Guarantors or the Trustee by written notice to the others may designate additional or different addresses for subsequent notices or communications.

            Any notice or communication mailed to a Holder shall be delivered by first-class mail, postage prepaid, electronic transmission, or by overnight courier to its address shown on the register kept by the Registrar.

            Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication to a Holder is mailed in the manner provided above, it shall be deemed duly given, whether or not the addressee receives it.

            In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice as required by this Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

            SECTION 11.03.      [Reserved].

            SECTION 11.04.      Certificate and Opinion as to Conditions Precedent.

            Upon any request or application by the Issuers or any Guarantor to the Trustee to take any action or refrain from taking any action under this Indenture, the Issuers or such Guarantor, shall furnish to the Trustee:

            (1)        an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 11.05) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

            (2)        an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 11.05) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

            SECTION 11.05.      Statements Required in Certificate and Opinion.

            Each certificate and opinion with respect to compliance by or on behalf of the Issuers or any Guarantor with a condition or covenant provided for in this Indenture (other than the Officers’ Certificate required by Section 3.01 or 4.04) shall include:

            (1)        a statement that the Person making such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

            (2)        a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

            (3)        a statement that, in the opinion of such Person, it or he or she has made such examination or investigation as is necessary to enable it or him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

            (4)        a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with; provided, however, that with respect to such matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificate of public officials; provided, further, that an Opinion of Counsel may have customary qualifications for opinions of the type required.

            SECTION 11.06.      Rules by Trustee and Agents.

            The Trustee may make reasonable rules for action by or meetings of Holders. The Registrar and Paying Agent may make reasonable rules for their functions.

            SECTION 11.07.      Business Days; Legal Holidays.

            A “Business Day” is a day that is not a Legal Holiday. A “Legal Holiday” is a Saturday, a Sun- day or other day that is a legal holiday or on which banking institutions in the City of New York are authorized by law or other governmental action to close. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

            SECTION 11.08.      Governing Law.

            This Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, but without giving effect to principles of conflict of law to the extent that the application of the laws of another jurisdiction would be thereby required. The Trustee, the Collateral Agent, the Issuers, the Guarantors and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees.

            SECTION 11.09.      Waiver of Jury Trial.

            EACH OF THE ISSUERS, THE GUARANTORS, THE HOLDERS, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

            SECTION 11.10.      Force Majeure.

            In no event shall the Trustee, Paying Agent, Registrar or Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

            SECTION 11.11.      No Adverse Interpretation of Other Agreements.

            This Indenture may not be used to interpret another indenture, loan, security or debt agreement of the Issuers or any Subsidiary. No such indenture, loan, security or debt agreement may be used to interpret this Indenture.

            SECTION 11.12.      No Recourse Against Others.

            No recourse for the payment of the principal of or premium, if any, or interest, on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuers or any Guarantor in this Indenture or in any supplemental indenture, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any manager, member, partner, stockholder, officer, director or employee, as such, past, present or future, of the Issuers or any Guarantor or of any successor corporation or against the property or assets of any such manager, member, partner, stockholder, officer, employee or director, either directly or through the Issuers or any Guarantor, or any successor entity thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the Notes are solely obligations of the Issuers and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any manager, member, partner, stockholder, officer, employee or director, as such, past, present or future, of the Issuers or any Guarantor, or any successor entity thereof, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or the Notes or implied there from, and that any and all such personal liability of, and any and all claims against every such manager, member, partner, stockholder, officer, employee and director, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of the Notes. It is understood that this limitation on recourse is made express- ly for the benefit of any such manager, member, partner, shareholder, employee, officer or director and may be enforced by any of them.

            SECTION 11.13.      Successors.

            All agreements of the Issuers and the Guarantors in this Indenture and the Notes shall bind their respective successors, except as otherwise provided herein. All agreements of the Trustee, any additional trustee, the Collateral Agent, the Registrar and any Paying Agents in this Indenture shall bind its successor.

            SECTION 11.14.      Multiple Counterparts.

            The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

            SECTION 11.15.      Act of Holders.

            (a)        Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuers. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuers if made in the manner provided in this Section 11.15.

            (b)        The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness, notary or officer the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

            (c)        Notwithstanding anything to the contrary contained in this Section 11.15, the principal amount and serial numbers of Notes held by any Holder, and the date of holding the same, shall be proved by the register of the Notes maintained by the Registrar as provided in Section 2.04 hereof.

            (d)        If the Issuers shall solicit from the Holders of the Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuers may, at their option, by or pursuant to a resolution of their Boards of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuers shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith or the date of the most recent list of Holders forwarded to the Trustee pursuant to Section 2.06 prior to such solicitation and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, con- sent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the then outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the then outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

            (e)        Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration or transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Issuers or any Guarantor in reliance thereon, whether or not notation of such action is made upon such Note.

            (f)        Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so itself with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

            SECTION 11.16.      Table of Contents, Headings, etc.

            The table of contents, cross-reference sheet and headings of the Articles and Sections of this In- denture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

            SECTION 11.17.      Separability.

            Each provision of this Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Indenture or the Notes shall be inva- lid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

            SECTION 11.18.      USA PATRIOT Act.

            The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act the Trustee and Agents, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they will provide the Trustee and the Agents with such information as they may request in order to satisfy the requirements of the USA PATRIOT Act.

ARTICLE TWELVE

COLLATERAL AND SECURITY

            SECTION 12.01.      Security Documents; Additional Collateral.

            (a)        The payment of the principal of, premium, if any, and interest on the Notes when due, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise and whether by the Issuers pursuant to the Notes or by any Guarantor pursuant to its Note Guarantees, the payment of all secured obligations under the Security Documents, and the performance of all other obligations of the Issuers under this Indenture, the Notes and the Security Documents are secured by Liens on the Collateral in favor of the Collateral Agent for the benefit of the Trustee and the Holders prior to all other Liens except for Permitted Collateral Liens (other than as described in clause (y) of the definition thereof), as provided in the Security Documents, and will be secured as provided in the Security Documents hereafter delivered as required or permitted by this Indenture. The Trustee, the Issuers and the Guarantors hereby acknowledge and agree that the Collateral Agent holds the Collateral in trust for the benefit of the Trustee and the Holders and the other secured parties under the Security Documents as pro- vided therein and enforcing their rights (in their capacity as such) with respect to the Collateral, in each case pursuant to the terms of the Security Documents. Each Holder, by accepting a Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms and this Indenture and the applicable Security Documents, and authorizes and directs the Collateral Agent to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith. The Issuers shall deliver to the Collateral Agent all documents required to be delivered pursuant to the Security Documents, and shall do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01(a), to assure and confirm to the Collateral Agent the security interest in the Collateral contemplated hereby, by the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured thereby, according to the intent and purposes therein expressed. The Issuers shall, and shall cause each applicable Guarantor to, and each applicable Guarantor shall, make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements) and take all other actions as are required by the Security Documents to maintain (at their sole cost and expense) the security interest created by the Security Documents in the Collateral in favor of the Collateral Agent for the benefit of the Trustee and the Holders as a valid and enforceable first priority perfected lien and security interest, subject only to Permitted Collateral Liens.

            (b)        None of the Issuers or any Guarantors shall take or omit to take any action that would materially adversely affect or impair the Liens in favor of the Collateral Agent for the benefit of the Trustee and the Holders with respect to the Collateral, except as permitted under this Indenture, the Notes or the Security Documents. None of the Issuers or any Guarantors shall enter into any agreement that re- quires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by this Indenture, the Notes, the Note Guarantees and the Security Documents.

            (c)        Promptly upon the acquisition by the Company or any Guarantor of assets that constitute Collateral pursuant to the Security Documents (“After-Acquired Property”), (i) the Company or such Guarantor and the Collateral Agent shall enter into such amendments or supplements to the Security Documents, or security agreements, pledge agreements or other documents, in each case as necessary to perfect the Lien with respect to such After-Acquired Property as required by the Security Documents; and (ii) the Company shall also deliver to the Collateral Agent the evidence of payment of all filing fees, recording and registration charges, transfer taxes and other costs and expenses, including reasonable legal fees and disbursements of counsel for the Collateral Agent (and any local counsel), that may be incurred to validly and effectively subject the After-Acquired Property to the Lien of any applicable Security Document and perfect such Lien.

            SECTION 12.02.      Collateral Agent.

            (a)        Subject to the provisions of the Security Documents, and the rights and obligations of the Trustee under this Indenture, following the occurrence and during the continuation of a Default or Event of Default under this Indenture, the Collateral Agent shall determine the time and method by which the security interests in the Collateral shall be enforced and shall have the sole and exclusive right to perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshal, process, sell, lease, dispose of or liquidate such Collateral.

            (b)        The Collateral Agent shall not be liable to the Trustee or the Holders for any actions with respect to the creation, perfection or continuation of the security interests on the Collateral, actions with respect to the occurrence of a default or an event of default, actions with respect to the foreclosure upon, sale, release, or depreciation of, or failure to realize upon, any of the Collateral, actions with respect to the collection of any claim for all or any part of the obligations under the Notes from any debtor, guarantor or any other party or the valuation, use or protection of the Collateral.

            (c)        In acting under and by virtue of this Indenture and the Security Documents, the Collateral Agent shall have all of the rights, protections and immunities given to the Trustee under this Indenture and the Collateral Agent under this Indenture and the Security Documents.

            SECTION 12.03.      Release of Collateral.

            (a)        The Issuers and the Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

            (1)        to enable the disposition of such property or assets to the extent not prohibited under Section 4.08 (it being understood that in connection with the sale of the stock, or substantially all of the assets, of any Restricted Subsidiary, any Collateral evidencing pledged indebted- ness of such Restricted Subsidiary to the Company or a Guarantor shall be released);

            (2)        [reserved];

            (3)        in the case of Collateral comprised of Equity Interests of a Subsidiary that is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of this Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively;

            (4)        to the extent comprised of pledged Indebtedness, upon the repayment in full of such intercompany indebtedness;

            (5)        with the consent of the requisite number of Holders as provided under Section 8.02(b);

            (6)        upon payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid; or

            (7)        upon a Legal Defeasance or Covenant Defeasance hereunder made in accordance with Section 9.04, or a discharge of this Indenture pursuant to Section 9.01.

            (b)        Upon receipt of an Officers’ Certificate and an Opinion of Counsel certifying that all conditions precedent hereunder and under the Security Documents, if any, to such release have been met and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuers, the Trustee shall, to the extent it may do so under the applicable Security Documents, or shall cause the Col- lateral Agent to, execute, deliver or acknowledge (at the Issuers’ expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in good faith in reliance upon any such Officers’ Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Security Document to the contrary, the Trustee and Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officers’ Certificate and Opinion of Counsel.

            SECTION 12.04.      Filing, Recording and Opinions.

            The Issuers shall not be required to comply with the provisions of TIA § 314.

            SECTION 12.05.      Limitation on Duty of Trustee in Respect of Collateral; Indemnification.

            (a)        Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee shall not be responsible for filing any financing or continuation statements or re- cording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

            (b)        The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence, bad faith or willful misconduct on the part of the Trustee, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Trustee shall have no responsibility for recording, filing, re-recording or refiling any financing statement, continuation statement, document, instrument or other notice in any public office at any time or times or to otherwise take any action to perfect or maintain the perfection of any security interest granted to it under the Security Documents or otherwise

            SECTION 12.06.      Authorization of Actions To Be Taken by the Collateral Agent Under the Security Documents.

            (a)        The Holders agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by the Security Documents. Furthermore, each Holder, by accepting such Note, and the Trustee hereby appoints Wells Fargo Bank, National Association as Collateral Agent under the Security Documents and consents to the terms of and authorizes and directs the Trustee (in each of its capacities) and the Collateral Agent to enter into and perform the Security Documents in each of its capacities thereunder.

            (b)        The Collateral Agent is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders ac- cording to the provisions hereof and thereof.

            (c)        The Issuers and the Holders each acknowledge that the Trustee may, but is not required to, act as Collateral Agent under any of the Security Documents.

            SECTION 12.07.      Purchase Protected.

     In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Agent to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article Twelve to be sold be under any obligation to ascertain or inquire into the authority of the Issuers or the applicable Guarantor to make any such sale or other transfer.

            SECTION 12.08.      Replacement of Collateral Agent.

            The Collateral Agent may resign by so notifying the Issuers and the Guarantors in writing. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Col- lateral Agent by notifying the Issuers and the removed Collateral Agent in writing and may appoint a successor Collateral Agent with, unless there is a Default or an Event of Default, the Issuers’ written consent, which consent shall not be unreasonably withheld. The Issuers may remove the Collateral Agent at their election if:

            (1)        the Collateral Agent is adjudged a bankrupt or insolvent or an order of relief is entered with respect to the Collateral Agent under any Bankruptcy Law;

            (2)        a receiver or other public officer takes charge of the Collateral Agent or its property; or

            (3)        the Collateral Agent otherwise becomes incapable of acting.

If the Collateral Agent resigns or is removed, the Issuers shall promptly appoint a successor Collateral Agent. If a Collateral Agent is removed with or without cause, all fees and expenses (including the reasonable fees and expenses of counsel) of the Collateral Agent incurred in performing the duties hereunder shall be paid to the Collateral Agent to the extent provided in this Indenture.

            If a successor Collateral Agent does not take office within 60 days after the retiring Collateral Agent resigns or is removed, the retiring Collateral Agent, the Issuers or the Holders of at least 10% in aggregate principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Collateral Agent.

            A successor Collateral Agent shall deliver a written acceptance of its appointment to the retiring Collateral Agent and to the Issuers. Immediately following such delivery, the retiring Collateral Agent shall transfer all property held by it as Collateral Agent to the successor Collateral Agent, the resignation or removal of the retiring Collateral Agent shall become effective, and the successor Collateral Agent shall have all the rights, powers and duties of the Collateral Agent under this Indenture and the Security Documents. A successor Collateral Agent shall mail notice of its succession to each Holder.

            SECTION 12.09.      Successor Collateral Agent by Consolidation, Merger, etc.

            If the Collateral Agent consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to another entity, the successor entity without any further act shall be the successor Collateral Agent.

            SECTION 12.10.      Reinstatement; Powers Exercisable by Receiver or Trustee.

            (a)        To the extent any Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay any amount, including with respect to the Obligations or proceeds of any Collateral, to the estate of an Issuer or any Guarantor (or any trustee, receiver or similar person therefor) because the payment of such amount was subsequently invalidated, set aside, declared to be fraudulent or preferential in any respect or for any other reason, any such amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the par- ties hereto, the Obligations owing to such party shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not been received. Such Secured Party and the Trustee shall be entitled to a reinstatement of the Obligations, the Liens and security interests with respect to all such recovered amounts and shall have all rights, powers and remedies as a Secured Party under this Indenture and the Security Documents which shall continue in full force and effect. In such event, this Indenture shall be automatically reinstated and each of the Issuers and the Guarantors shall take such action as may be reasonably requested by the Trustee to effect such reinstatement.

            (b)        In case the Collateral shall be in the possession of a receiver or trustee, lawfully appoint- ed, the powers conferred in this Article Twelve upon an Issuer or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of an Issuer or a Guarantor or of any officer or officers thereof required by the provisions of this Article Twelve; and if the Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee.

            SECTION 12.11.      Certain Covenants Regarding Pledged Indebtedness.

            All Collateral constituting pledged indebtedness (the “Pledged Indebtedness Collateral”) shall be held by the Company or a Guarantor. In the event any such Pledged Indebtedness Collateral is held by a Guarantor that is not a Pledgor (as defined in the Pledge Agreement) under the Pledge Agreement, such Guarantor shall, upon acquisition of the Pledged Indebtedness Collateral, execute and deliver to the Collateral Agent a supplement to the Pledge Agreement in form and substance reasonably satisfactory to the Collateral Agent pursuant to which such Guarantor shall become a Pledgor under the Pledge Agreement with respect to such Pledged Indebtedness Collateral.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed all as of the date and year first written above.

TRILOGY INTERNATIONAL PARTNERS LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

TRILOGY INTERNATIONAL FINANCE INC.

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Indenture]

Guarantors:

TRILOGY INTERNATIONAL SOUTH PACIFIC HOLDINGS LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

TRILOGY INTERNATIONAL LATIN AMERICA I LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

TRILOGY INTERNATIONAL LATIN AMERICA II LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

TRILOGY INTERNATIONAL PARTNERS II LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

TRILOGY INTERNATIONAL ENTERPRISES, LLC

By: Signed "Andrew Davies"
Name: Andrew Davies
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Indenture]

By: Signed "Maddy Hughes"
Name: Maddy Hughes
Title: Vice President

[Signature Page to Indenture]

     EXHIBIT A

CUSIP

[FORM OF NOTE]

TRILOGY INTERNATIONAL PARTNERS LLC
TRILOGY INTERNATIONAL FINANCE INC.

No.	$

13.375% SENIOR SECURED NOTE DUE 2019

            Trilogy International Partners LLC, a Washington limited liability company (the “Company”), and Trilogy International Finance Inc., a Delaware corporation (the “Co-Issuer,” and together with the Company, the “Issuers”), for value received, promise to pay to ________________________or registered assigns the principal sum of $____________ dollars on May 15, 2019.

            Interest Payment Dates: May 15 and November 15.

            Regular Record Dates: May 1 and November 1.

            Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

            IN WITNESS WHEREOF, each Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officers.

TRILOGY INTERNATIONAL PARTNERS LLC

By:
Name:
Title:

By:
Name:
Title:

TRILOGY INTERNATIONAL FINANCE INC.

By:
Name:
Title:

By:
Name:
Title:

Dated:

[FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION]

Certificate of Authentication

            This is one of the 13.375% Senior Secured Notes due 2019 referred to in the within-mentioned Indenture.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee and Collateral Agent

By:
Authorized Signatory

Dated:

[FORM OF REVERSE OF NOTE]

TRILOGY INTERNATIONAL PARTNERS LLC
TRILOGY INTERNATIONAL FINANCE INC.

13.375% SENIOR SECURED NOTE DUE 2019

            1.        Principal and Interest. Trilogy International Partners LLC, a Washington limited liability company (the “Company”), and Trilogy International Finance Inc., a Delaware corporation (the “Co- Issuer,” and, together with the Company, the “Issuers”), will pay the principal of this Note on May 15, 2019.

            The Issuers promise to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 13.375% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including May 6, 2016 to but excluding the date on which interest is paid. Interest shall be payable in arrears on each May 15 and November 15, commencing on November 15, 2016. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Issuers shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate of 13.375% per annum.

            2.        Method of Payment. The Issuers will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on May 1 or November 1 next preceding the interest payment date (whether or not a Business Day). Holders must surrender Notes to a Paying Agent to collect principal payments. The Issuers will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If the Holder has given wire transfer instructions to the Company at least ten Business Days prior to the payment date, the Issuers will make all payments on this Note by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on this Note will be made at the office or agency of the Paying Agent and Registrar unless the Issuers elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

            3.        Paying Agent and Registrar. Initially, Wells Fargo Bank, National Association, a nation- al banking association (the “Trustee”), will act as a Paying Agent and Registrar. The Issuers may appoint and change any Paying Agent or Registrar or co-registrar without notice. The Issuers or any of their Affiliates may act as Paying Agent or Registrar.

            4.        Indenture. The Issuers issued the Notes under an Indenture dated as of May 6, 2016 (the “Indenture”) among the Issuers, the Guarantors (as defined in the Indenture), the Trustee and the Collateral Agent. This is one of an issue of Notes of the Issuers issued under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

            The Notes are senior secured obligations of the Issuers. The Indenture limits the aggregate principal amount of the Notes that may be issued pursuant to the Indenture to $450.0 million.

            5.        Mandatory Redemption. The Issuers shall not be required to make mandatory redemption payments with respect to the Notes.

            6.        Optional Redemption. Except as described below, the Notes are not redeemable before November 15, 2016. Thereafter, the Issuers may redeem the Notes, at their option, in whole but not in part, at any time and from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed to the registered address of each Holder to be so redeemed (or in the case of Notes held in book entry form, by electronic transmission), at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the period set forth below:

Period	Percentage
On or after November 15, 2016 but before May 15, 2017	106.688%
May 15, 2017 and thereafter	100.000%

            In addition, the Issuers must pay accrued and unpaid interest on the Notes redeemed to, but excluding, the date of redemption.

            At any time and from time to time, prior to November 15, 2016, the Issuers may, at their option, redeem the Notes, in whole but not in part, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, but excluding, the date of redemption or purchase.

            At any time, or from time to time, on or after May 15, 2017, the Issuers may, at their option, use the net cash proceeds of one or more Public Equity Offerings to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price of par plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption; provided that:

            (1)        at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

            (2)       the Issuers make such redemption not more than 180 days after the consummation of any such Public Equity Offering.

            7.        Notice of Redemption. Notice of redemption will be mailed at least 30 days but not more than 60 days before the date of redemption (the “Redemption Date”) to each Holder of Notes to be re- deemed at his or her registered address (or in the case of Notes held in book entry form, by electronic transmission), except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a satisfaction and discharge of the Indenture. On and after the Redemption Date, unless the Company defaults in making the redemption payment, interest ceases to accrue on Notes or portions thereof called for redemption.

            8.        Offers To Purchase. The Indenture provides that upon the occurrence of a Change of Control or an Asset Sale and subject to further limitations contained therein, the Company shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Indenture.

            9.        Collateral. These Notes and any Note Guarantee by a Guarantor are secured by a security interest in the Collateral pursuant to certain Security Documents. Reference is made to the Indenture for even       ts causing release of the security interest in the Collateral.

            10.      Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange of any Notes or a portion of a Note selected for redemption for a period of 15 days before a mailing of notice of redemption.

            11.      Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

            12.      Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee will pay the money back to the Issuers. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

            13.      Amendment, Supplement, Waiver, Etc. The Issuers, the Guarantors and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and making any change that does not materially and adversely affect the rights of any Holder. Other amendments and modifications of the Indenture or the Notes may be made by the Issuers, the Guarantors and the Trustee with the consent of the Holders of the requisite percentage (as set forth in the Indenture) of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

            14.      Successor Person. When a successor Person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article Five of the Indenture, the predecessor Person or other entity will, except as provided in Article Five, be released from those obligations.

            15.      Defaults and Remedies. Events of Default are set forth in the Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 6.01 of the Indenture with respect to the Company) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may, by written notice to the Trustee and the Company, and the Trustee upon the request of the Holders of not less than 25% in aggregate principal amount of the outstanding Notes shall, declare all principal of and accrued interest on all Notes to be immediately due and payable and such amounts shall become immediately due and payable. If an Event of Default specified in clause (6) or (7) of Section 6.01 of the Indenture occurs and is continuing with respect to the Company, the principal amount of, and interest on, all Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require reasonable indemnity and security satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes or a default in the observance or performance of any of the obligations under Article Five of the Indenture) if it determines that withholding notice is not opposed to the interest of the Holders.

            16.      Trustee Dealings with Issuers. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuers or their Affiliates, and may otherwise deal with the Issuers or their Affiliates, as if it were not Trustee.

            17.      Discharge. The Issuers’ obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States Dollars or U.S. Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

            18.      Guarantees. The Note will be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders, and for events causing release of the Guarantors from the Note Guarantees.

            19.      Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Note.

            20.      Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York but without giving effect to principles of conflict of law to the extent that the application of the laws of another jurisdiction would be thereby required. The Trustee, the Collateral Agent, the Issuers, the Guarantors and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to the Indenture or the Notes.

            21.      Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

            22.      CUSIP/ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuers have caused CUSIP/ISIN numbers to be printed on the Notes and the Trustee may use CUSIP/ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

            The Issuers will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Trilogy International Partners LLC
Trilogy International Finance Inc.
155 108th Avenue NE, Suite 400
Bellevue, WA 98004

ASSIGNMENT

TRILOGY INTERNATIONAL PARTNERS LLC
TRILOGY INTERNATIONAL FINANCE INC.

13.375% SENIOR SECURED NOTE DUE 2019

       I or we assign and transfer this Note to:

____________________________________________________________________________________________________
(Insert assignee’s social security or tax I.D. number)

____________________________________________________________________________________________________
____________________________________________________________________________________________________
____________________________________________________________________________________________________
(Print or type name, address and zip code of assignee)

and irrevocably appoint:

____________________________________________________________________________________________________
____________________________________________________________________________________________________

as Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date: __________________________	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: _________________________________

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

OPTION OF HOLDER TO ELECT PURCHASE

TRILOGY INTERNATIONAL PARTNERS LLC
TRILOGY INTERNATIONAL FINANCE INC.

13.375% SENIOR SECURED NOTE DUE 2019

          If you want to elect to have all or any part of this Note purchased by the Company pursuant to Section 4.08 or Section 4.20 of the Indenture, check the appropriate box:

D        Section4.08             D        Section 4.20

            If you want to have only part of the Note purchased by the Company pursuant to Section 4.08 or Section 4.20 of the Indenture, state the amount you elect to have purchased:

$ ____________________________________________________
($2,000 or any integral multiple of $1,000)

Date: _________________________________________________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guaranteed

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT B

[FORM OF LEGENDS]

[Global Notes Legend]

            UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

            TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

            [[FOR REGULATION S GLOBAL NOTE ONLY] UNTIL 40 DAYS AFTER THE LATER OF COMMENCEMENT OR COMPLETION OF THE OFFERING, AN OFFER OR SALE OF SECURITIES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”)) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A THEREUNDER.]

[Restricted Notes Legend]

            THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTION- AL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OF- FERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRI- OR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO RE- QUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER IN- FORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

            [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFF- SHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

            BY ACQUIRING THIS NOTE OR ANY INTEREST THEREIN, EACH HOLDER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST THEREIN: (1) EITHER (A) IT IS NOT ACQUIRING THE NOTE OR ANY INTEREST THEREIN FOR OR ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST THEREIN WILL NOT BE AND WILL NOT BE ACTING ON BEHALF OF) (I) ANY EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) THAT IS SUBJECT TO TITLE I OF ERISA, (II) ANY “PLAN” (AS DEFINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (“CODE”)) THAT IS SUBJECT TO SECTION 4975 OF THE CODE (INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT UNDER SECTION 408 OF THE CODE), OR (III) ANY ENTITY OF WHICH THE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY PLANS DESCRIBED IN THE FOREGOING CLAUSES (I) OR (II) (AS DETERMINED PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATIONS, AS MODIFIED BY SECTION 3(42) OF ERISA), OR (IV) ANY PLAN, SUCH AS A FOREIGN PLAN, GOVERNMENTAL PLAN (AS DEFINED IN SECTION 3(32) OF ERISA) OR CHURCH PLAN (AS DEFINED IN SECTION 3(33) OF ERISA) THAT IS NOT SUBJECT TO TITLE I OF ERISA, BUT THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE (EACH, A “SIMILAR LAW”), OR (B) THE ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR ANY INTEREST THEREIN WILL NOT CONSTITUTE A NONEXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A VIOLATION UNDER ANY PROVISION OF A SIMILAR LAW; AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER THIS NOTE OR ANY INTEREST THEREIN OTHER THAN TO A PURCHASER OR TRANSFEREE THAT IS DEEMED TO MAKE THESE SAME REPRESENTATIONS, WARRANTIES AND AGREEMENTS WITH RESPECT TO ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE.

[Additional Restricted Notes Legend for Notes Offered in Reliance on Regulation S.]

            THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND THAT IT IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

[Temporary Regulation S Global Note Legend]

            EXCEPT AS SET FORTH BELOW, BENEFICIAL OWNERSHIP INTERESTS IN THIS TEMPORARY REGULATION S GLOBAL NOTE WILL NOT BE EXCHANGEABLE FOR INTERESTS IN THE PERMANENT REGULATION S GLOBAL NOTE OR ANY OTHER NOTE REPRESENTING AN INTEREST IN THE NOTES REPRESENTED HEREBY WHICH DO NOT CONTAIN A LEGEND CONTAINING RESTRICTIONS ON TRANSFER, UNTIL THE EXPIRATION OF THE “40-DAY DISTRIBUTION COMPLIANCE PERIOD” (WITHIN THE MEANING OF RULE 903(b)(3) OF REGULATION S UNDER THE SECURITIES ACT) AND THEN ONLY UPON CERTIFICATION IN FORM REASONABLY SATISFACTORY TO THE TRUSTEE THAT SUCH BENEFICIAL INTERESTS ARE OWNED EITHER BY NON-U.S. PERSONS OR U.S. PERSONS WHO PURCHASED SUCH INTERESTS IN A TRANSACTION THAT DID NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT. DURING SUCH 40-DAY DISTRIBUTION COMPLIANCE PERIOD, BENEFICIAL OWNERSHIP INTERESTS IN THIS TEMPORARY REGULATION S GLOBAL NOTE MAY ONLY BE SOLD, PLEDGED OR TRANSFERRED (I) TO THE ISSUERS, (II) OUTSIDE THE UNITED STATES IN A TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. HOLDERS OF INTERESTS IN THIS TEMPORARY REGULATION S GLOBAL NOTE WILL NOTIFY ANY PURCHASER OF THIS NOTE OF THE RESALE RESTRICTIONS REFERRED TO ABOVE, IF THEN APPLICABLE.

            AFTER THE EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD, BENEFICIAL INTERESTS IN THIS TEMPORARY REGULATION S GLOBAL NOTE MAY BE EX- CHANGED FOR INTERESTS IN A RULE 144A GLOBAL NOTE ONLY IF (1) SUCH EXCHANGE OCCURS IN CONNECTION WITH A TRANSFER OF THE NOTES IN COMPLIANCE WITH RULE 144A AND (2) THE TRANSFEROR OF THE REGULATION S GLOBAL NOTE FIRST DELIVERS TO THE TRUSTEE A WRITTEN CERTIFICATE (IN THE FORM ATTACHED TO THE INDENTURE) TO THE EFFECT THAT THE REGULATION S GLOBAL NOTE IS BEING TRANSFERRED (A) TO A PERSON WHO THE TRANSFEROR REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, (B) TO A PERSON WHO IS PURCHASING FOR ITS OWN ACCOUNT OR THE ACCOUNT OF A QUALIFIED INSTITUTION- AL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, AND (C) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNIT- ED STATES AND OTHER JURISDICTIONS.

            BENEFICIAL INTERESTS IN A RULE 144A GLOBAL NOTE MAY BE TRANSFERRED TO A PERSON WHO TAKES DELIVERY IN THE FORM OF AN INTEREST IN THE REGULATION S GLOBAL NOTE, WHETHER BEFORE OR AFTER THE EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD, ONLY IF THE TRANSFEROR FIRST DELIVERS TO THE TRUSTEE A WRITTEN CERTIFICATE (IN THE FORM ATTACHED TO THE INDENTURE) TO THE EFFECT THAT SUCH TRANSFER IS BEING MADE IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S OR RULE 144 (IF AVAILABLE).

[Definitive Notes Legend]

            IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REG- ISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS REQUIRED BY THE INDENTURE.

[OID Legend]

            THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE ISSUER WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. HOLDERS SHOULD CONTACT THE CHIEF FINANCIAL OFFICER AT TRILOGY INTERNATIONAL PARTNERS LLC, 155 108TH AVENUE, SUITE 400, BELLEVUE, WA 98004, TEL: (425) 458-5900.

     EXHIBIT C

ASSIGNMENT AND CERTIFICATION FORM

TRILOGY INTERNATIONAL PARTNERS LLC
TRILOGY INTERNATIONAL FINANCE INC.

13.375% SENIOR SECURED NOTE DUE 2019

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

____________________________________________________________________________________________________

____________________________________________________________________________________________________

____________________________________________________________________________________________________
(Print or type assignee’s name, address and zip code)

____________________________________________________________________________________________________
(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint ____________ agent to transfer this Note on the books of the Issuers. The agent may substitute another to act for him.

Date: _______________________________ Your Signature: ____________________________________________________

____________________________________________________________________________________________________

Sign exactly as your name appears on the other side of this Note.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144(b) under the Securities Act after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Issuers or any Affiliate of the Issuers, the undersigned certifies to the Issuers and the Trustee that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	D	to the Issuers; or

(2)	D	pursuant to an effective registration statement under the Securities Act of 1933; or

(3)	D

inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933, and, in the case of an exchange of a beneficial interest in a Temporary Regulation S Global Note for an interest in a Rule 144A Global Note, in compliance with all applicable securities laws of the States of the United States and other jurisdictions; or

(4)	D	outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act of 1933 in compliance with Rule 903 or Rule 904 under the Securities Act of 1933; or

(5)	D	pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (4) or (5) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuers have reasonably requested to confirm that such transfer is being made pursuant to an ex- emption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Signature

Signature Guarantee:

Signature must be guaranteed	Signature

SIGNATURE GUARANTEE

            Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

            The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuers as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated: ______________________________________

Signature

Note: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The following increases or decreases in this Global Note have been made:

			Principal amount	Signature of
	Amount of decrease	Amount of increase	of this Global Note	authorized officer
Date of	in Principal amount	in Principal amount	following such	of Trustee or
Exchange	of this Global Note	of this Global Note	decrease or increase	Notes Custodian

EXHIBIT D

[FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

            SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of _________________________, among _________________________(the “Guaranteeing Subsidiary”), a subsidiary of Trilogy International Partners LLC, a Washington limited liability company (or its permitted successor) (the “Company”), the Company, the Co-Issuer (as defined in the Indenture referred to herein), the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

            WHEREAS, the Company, the Co-Issuer and the other Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of May 6, 2016, providing for the issuance of 13.375% Senior Secured Notes due 2019 (the “Notes”); WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuers’ obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Note Guarantee”); WHEREAS, pursuant to Section 8.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and WHEREAS, all things necessary to make this Supplemental Indenture a valid indenture and agreement according to its terms have been done.

            NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary, the Company, the Co- Issuer, the other Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows: 1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

            2.        AGREEMENT TO GUARANTEE.

            (a)        The Guaranteeing Subsidiary hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture, effective upon the execution and delivery of this Supple- mental Indenture.

            (b)        The Guaranteeing Subsidiary hereby agrees to provide an unconditional Note Guarantee on the terms and subject to the conditions set forth in this Supplemental Indenture and the Indenture including but not limited to Article Ten thereof.

            3.        NO RECOURSE AGAINST OTHERS. No past, present or future manager, member, partner, director, officer, employee, incorporator or stockholder of any Issuer or any Guarantor shall have any liability for any obligations of the Issuers under the Notes or the Indenture or of any Guarantor under its Note Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.

            4.        NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE THEREBY REQUIRED. THE GUARANTEEING SUBSIDIARY, THE TRUSTEE, THE ISSUERS, THE GUARANTORS AND THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

            5.        COUNTERPARTS. The parties may sign any number of copies of this Supplemental In- denture. Each signed copy shall be an original, but all of them together represent the same agreement.

            6.        EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof

            7.        THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary, the other Guarantors and the Issuers.

            8.        BENEFITS ACKNOWLEDGED. The Guaranteeing Subsidiary’s Note Guarantee is subject to the terms and conditions in the Indenture. The Guaranteeing Subsidiary acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this Supple- mental Indenture are knowingly made in contemplation of such benefits.

            9.        SUCCESSORS. All agreements of the Guaranteeing Subsidiary in this Supplemental In- denture shall bind its successors, except as otherwise provided in the Indenture. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: __________________________________

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

TRILOGY INTERNATIONAL PARTNERS LLC

By:
Name:
Title:

TRILOGY INTERNATIONAL FINANCE INC.

By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title: